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thank you [Music]
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foreign [Music]
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[Music] foreign
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thank you
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[Music]
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[Music] The Realms are in turmoil. Descension
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grows never be safe until they are stopped. [Music]
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Long ago, fear ruled the world Children of the Fallen who left nothing but death
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and destruction in their wake and hope faded to myth.
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[Music] And that brings us to me, my name…
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is Gabriel
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hey guys um here we are we're doing the we're doing the thing
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um I uh really excited to be here and and do this
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um I I think we've got a we've got a guest that we're gonna have come on here
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in a second, um and uh but but I think that first I'm
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going to introduce myself so I'm Jason Moody I am the creator of Gabriel in the

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Guardians and acting as art director on the show um and we are we're partnered with Angel
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Studios and um that's really cool uh it's it's a
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very very exciting uh thing and basically like I I what I wanted to do
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was share with you guys um how that how that came to be
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um so if we dial the clock back a little bit um to covid.
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um I was working at Chase JP Morgan Chase uh working at the bank and
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um when covid hit a lot of the stuff that you know ever as as for everybody
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um you you couldn't do some of the things that you wanted to do you know what I mean like the the stuff that you were
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used to doing um you you all of a sudden you couldn't you
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couldn't do that you couldn't I led a lot of worship I was really involved in worship and so you know our thing was
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going out and doing worship uh in the community and joining together churches
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and we couldn't do it you know like for months we couldn't actually do that and so I ended up having a lot of Creative
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Energy that got pent up and um you know we all went through the first phase of
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covid which was kind of weird and I made puppets with my kids um but after that after we got through
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the weird part um I started coming up with this idea for a show
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um and my wife and I were listening to a lot of um the Bible project podcast and
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just was really falling in love with um with Genesis and it was capturing my
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imagination in a way that that um the Bible hadn't really captured my
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imagination um before and and um I started imagining this story that
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took sort of these these narratives and these wisdoms and these you know the beauty that is The Narrative of Genesis
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and I started imagining it in a different way um and
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fast forward a year and a half and we're submitting this
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this torch uh to Angel and and we pass
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and and and now we're on the other side of that and we're talking with you and
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it's been this crazy ride um and so uh I apologize I'm actually
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trying to find my um my my script so I'm a little off script I was like oh that's
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right I need a script um but I do know that uh one of the things that we're we're doing is we're going to have a um
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Mr Mr Jordan Harmon is going to join us um and so that is that is very cool
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um oh Neil Harmon I'm sorry um and so uh uh a little hint to uh
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to the um anybody behind the scenes that could send me a link so I so I can
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follow what we're doing um but um when is Neil gonna be joining us
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oh I think that would be great there he's ready there he is
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yes I'm ready good to see you Jason thank you man thank you for um it's
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great to see you too thank you for everything we uh we met in person once when we come out when we came out a
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couple weeks ago and had a lovely breakfast um and and talked uh sound of Freedom
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which was cool yeah I hope you'll be okay with me filling in for Jordan yo for sure it's I prefer it actually. We won’t tell him that.
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um so I'm glad you're here now because as I said before I I'm I I'm supposed to have
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a script and I was like oh yeah we're doing this now and I and I didn't pull that thing up but
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um I before you came on I was sharing with everybody out there uh just how I
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kind of came up with this idea for Gabriel in the Guardians and um I've reached so you went you went from you
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went from a banker to a creative director well so I wasn't a banker per se
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I was working in learning but it sounds good like it sounds good to be like I was a banker you know what I mean like
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I worked at JP Morgan Chase for 15 years um and it was pretty pretty comfortable working I mean I was doing that and
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leading worship and that was that was I loved it um but um it seems that God had other plans and
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um I was gonna say I remember um I think you were one of the first people that I coordinated with uh and
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and talked to and said hey is this something that would be cool to submit into the actually I didn't even know
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anything about the process I I coming from you know the non-entertainment
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industry um I didn't know any of the rules and so I just found you guys email and emailed
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you and it's like hey you guys make cool stuff you guys want to partner and you guys are like well there's a process to
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it actually we we're in the same boat Jason we
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didn't we don't know what any of the rules are in the entertainment industry either we're just we're just doing it as
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it makes sense for us and and uh what's what's interesting about Gabriel and the Guardians is this when I saw this
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project my my son who is currently serving a mission in Hong Kong he comes back
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actually in two weeks but uh he he used to draw all the time and he'd draw
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characters very similar to these characters in Gabriel in the Guardians and uh he he'd tell me about and my kids
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you know they they they they insisted that I watch an episode of
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this really popular anime show I'm sorry Jason I was I I anime and and I have
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never like crossed that's right I mean I could go through the list so we could maybe get to it you know it's Avatar
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it's Avatar Avatar The Last Airbender so they're like you've got to watch this with us you've got to watch this with us
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Dad they were so excited about it and I guess they'd watched it a couple of times through so um and then I have a
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daughter who also loves to draw and she draws similar characters so this is my introduction to anime so I see what
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you're doing I'm like hey here's a guy who worked for JP Morgan who actually understands what my kids are interested
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in yeah well what's funny is that I mean really it was my daughter who you know I've
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told this story to a few different people but this is a good place to share it my
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um when I first started coming up with this idea and started drawing these characters and started started thinking
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about um how to tell the stories in Genesis in a way that connects
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yep that's right um so uh but anyway at one point I showed
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her some of the stuff that I was working on with Gabriel in the Guardians and she went Dad this is a this is actually a
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show that has to do with the Bible that I'd actually watch because she was really an anime and I was like oh and
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that was actually the moment that it kind of crystallized for me I was like I need to make this into a show
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now very cool very cool so I I did you get
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your uh script or should we just go impromptu here well no I know I got the script
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um and so um uh some of the things actually that uh I'm supposed to ask you actually so this is just these little
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prompts but um what what did you like I mean you
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probably answered this a little bit but what did you like about this project when you first saw it about Gabriel
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Guardians yeah so as as people who know angel
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um are familiar the angel Guild makes the decision on this so the angel Guild rated this
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um this show and like I said when I first heard about it I would just said
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hey here are some here are some you know talented filmmakers
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I didn't know you weren't a filmmaker before obviously you've partnered with people who know what they're doing and
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um or maybe you just have a a natural Talent as well but um but you had
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created something that that that resonated with with young people and uh
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that's really exciting and it resonated with the angel Guild and I I believe when when these kinds of projects come
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through in the angel Guild there we specifically ask whether or not the parents are watching it with their
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children and uh and that's that's how we find out whether these projects that are targeted
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to a younger audience are going to be successful and um and so
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yeah just you know good on you for telling the or telling a story that's inspired by Genesis that is going to
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appeal to your daughter and to and to my children that's that's really really exciting for us to have something like
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that and what's more is we've got um Tuttle Twins and the wing feather
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Saga which are both animated projects and so Angel's getting heavily into
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um some of this multi-viewing all across the family type
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of animated experience and we're learning the models around this and we're getting excited about it and so to

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have another project uh come join the family um we think that you know we're gonna
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like the wing feather team hopefully will rub off on you guys and the Tuttle twins team will rub off and we'll all
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become better together so yeah um now that my my kids have read
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the wink other books and then they watch the series and um yeah they're I'm not
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sure if they're more excited that we're with the people who do Wing if we're you
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know on the uh with Angel who makes Wing feather or you know if they're actually excited about giving the guardians but
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you know I hopefully I can turn them into fans that's right I mean part of it's just I
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mean it's one of the important things about this stage that you're in so after you've gotten a score from the angel
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Guild now it's time to go through the express interest stage and um it's an
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important part of the stage is that people have enough that they can catch the vision enough and say yeah I want
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this to be made and I'm going to express interest in doing so yeah so that's the testing the waters
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right like um and and expressed interest and um
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that is where we are we're not opening a crowdfund yet but we are
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engaging the interest right that's kind of what that this is that's right yeah I think I think we've
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got a URL set up right now for it to where people can go and express interest don't we yeah so so
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we can go to angel.com/Guardians and if uh if you think this show might be
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something that could interest you or or be up your alley oh please and um you
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know go check it out and from a personal from a personal uh standpoint I suggest
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you watch it with um with teenagers with children with others to get a sense and see their

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reactions and see how their eyes light up um with the story and their interest level in in this in in Gabriel in the
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Guardians um if you're like me now obviously I'm starting to like like I'm starting to
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get gray hair here and I I'm not I'm not a part of the In Crowd
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um so I don't um I I've got to see how my kids react
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to it so encourage everyone to do that cartoons are for everybody you can yeah
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you can you you're never too old for a good cartoon yeah no no I and it really
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comes down to uh time but there's nothing I love more than to have a cartoon that I can watch with my kids
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and that I actually find it entertaining as well and then they're entertained by it that's that's that's rare yeah and I think that's the
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hope that's the hope with what we're doing I think we're really trying to create something that an adult can sit down and be entertained by and and be
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captivated by along right next to their kid who you know can sit and they're not afraid that there's going to be
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something in there that's going to be inappropriate and they can enjoy it both of them you know
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yeah and that's really important Jason because I do remember my son would say to me because he'd love to draw these
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things but he'd also Express how how dark some of the anime is
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um and yeah and you get you guys you know you're you're about going out and
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and with you know during covid you you couldn't go out to worship but that's
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where your heart is and you're about bringing a light to this this whole
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genre of entertainment absolutely but yeah but I really are at our at the core
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we identified that you know and having kids that are into this you recognize quickly how dark some of it is and so uh
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the the vacancy that was obvious to me was a message of Hope in in a story that
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someone who likes anime would watch uh and so it seemed like yeah this this
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needs to happen there needs to be an anime that has that spreads light that that has hope at its core value so we
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want to thank uh kizzy I think it was kizzy that came up on the screen who expressed interest yeah and and and uh
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someone from Ohio I saw on uh Jeremiah uh so that's awesome
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um thank you guys um and then an anonymous Ohio see I'm in Ohio so I think my Ohio people are
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representing that's what's going on uh Neil thank you so much man really
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appreciate your time uh and uh everything that you're you know just thank you for for supporting uh the show
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and believing in it it's it's good to be with you and um thank you for you know
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sharing an example of you know during the the covid years
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uh it's important that as we go through difficult experiences in our lives that
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we look on how we can turn them into something and uh you did that so thank you for doing that and we're looking
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forward to this journey with you uh and with Gabriel in the Guardians
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cool thank you man appreciate it take care
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um now I'm gonna tag back guys because I did miss the this once this one part of the beginning so we talked a little bit
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about testing the waters and so I do just want to go over a little bit in
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detail we're going to meet the team here in a few minutes I want to introduce you guys to some awesome people um but I do just want to talk about
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um where we're actually at in the project right now and right now we are in in testing the waters we're trying to
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see if people are interested and we're trying to see what kind of Interest we can get uh and so what you know what
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does that exactly mean um basically that means that um you know well many of you are are familiar with
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the angel model so you understand uh that that angel isn't like Netflix it's
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not Hulu um they're not just straight up buying um IP you know they're not buying series
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what they do is they reach out to you guys and they go hey
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are you interested in this do you know we think that this could be a really cool thing do you think it's cool and
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and then they then they present it to you and it's a it's an awesome thing as someone who doesn't come from the entertainment industry
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um I I I can't even fathom trying to do it the other way in fact there was a moment that I almost did there was a
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moment where I literally had a I had a Distribution Company out in La that was
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an amazing idea that we've got a connection one of the ages one of our connections
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are interested and after praying about it uh my wife and I we went no this
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isn't the right move like we we and that's when we took it to Angel because we we knew and I was told basically what
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would happen is you know a place like Netflix would just straight up buy it and then do whatever they want with it
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and create whatever message they want and and I knew that we had been given this show to Steward well and so we we
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brought it to Angel and I'm I I'm thankful it's been awesome every step of
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the way so um so right now you can go again at angel.com Guardians and express your interest
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um and we are you know we're we're we are wanting to do a uh crowdfunding
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hopefully that'll open up um sometime soon soon so we will keep you guys all
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updated on when that happens um so let's meet the team I think it's a
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good time um there they are hey what up team
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thanks all right what's going on can you guys hear me yes we can hear you man voice
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you have a voice brother it was touch and go there for a minute
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you were having some technical difficulties that's why I didn't have my script no
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no it's just us it's normal it's fly fly by the seat of our pants
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I introduced myself from Jason Moody this is David Evan Cunningham the great
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Mr almor the wise what are you guys doing I don't know how wise I am but we'll try I think you're
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wise now I have a phrase It's the hookma
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Hebrew Hebrew for wisdom the wisdom of Al uh and um so no so uh David uh is uh
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co-creator on this thing he he hopped on very early on um and and I and I have no
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problem attributing that it Gabriel the Guardians in the in its current state is is uh has a lot to do with David and uh
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and he's he's our head writer uh and and then Al is the uh producer
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extraordinaire um with uh with a an absolute Superstar record uh coming
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up coming from Disney what are you at now is it have you hit 14
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. I don't know uh yeah it was close to close to 14 at Disney I think I was one month one month
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shy but they were they were kind enough to give me that one month so actually if you look on my record it's 14 years
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yeah yeah Disney in in the in the Golden Era like in the the Renaissance Era right yeah we
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we worked on a few a few uh Carlos small small films you know some little side
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things that no one's ever heard of now yeah I know who that is I know that I
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know that guy that's a Jimmy James are we supposed to read all this
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Richard Richard just came across there too so uh I don't know Richard oh we gotta let everybody know real quick okay
23:26
thank you from Michigan dude Michigan's cool I lived in Michigan for a minute yeah
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um I do we need to make sure and let everybody know um that you know Al worked at Disney and Al uh it's pretty
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much responsible for Emperor's New Groove like that
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if my favorite movie ever you've told me that many times
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um uh so uh why don't you guys tell a little bit about I got to tell my back
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story so why don't you guys share just a quick minute or two of of how you came onto the project uh you know start with
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David and then do Al sure yeah um so uh let me see last year I think it
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was in January um I was actually I was working on the wing feather Saga um as a production supervisor um on that
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show and uh I got a random message from Jason who I'd never met before on
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LinkedIn asking me if I could help oh no writing project
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and okay
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you're clipping out real bad but I'm gonna I'm gonna pick up the story because I know it well now
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um so basically what he's I reached out to David um as I was doing because I didn't know
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anybody in the industry I mean you know again dude from Ohio that worked at JPMorgan Chase um and so I
25:01
basically reached out to uh David on LinkedIn I had reached out to a ton of people on LinkedIn because I didn't know
25:07
who to reach out to I just had this I had this pitch and I reached out to
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David and I was like hey man can you um can you read this you know I I heard
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you're a great writer can you read can you read my script I'd love to get your notes and he was like how how do you hear about me how do you

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know me I was like oh wow you know I had mutual you know I told him a mutual friend told him told me about him
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um but um I I was in the habit of cold cold messaging people uh on LinkedIn uh
25:39
just looking up oh that guy worked on this movie I'll reach out to him um so David I don't know if you've heard
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you cut out so I I told a little bit of your story yeah sorry about that um I had to switch
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over to my phone and I think I lost signal for just a minute um but uh but yeah I mean they basically uh you know Jason reached out to me uh
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we started talking and I talked on the weekends and and just talking about the story and where we wanted the story to
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go I'm a I'm a huge fan of of classic uh hero storytelling um you know like I
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mean Lord of the Rings were my favorite stories of all time I'm actually reading the book right now with my nine-year-old son uh we're right in the middle of two
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towers um and I just I really just love classic storytelling and just and just uh
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exciting stories too and that's one of the things too that was really fun when I was working with Jason on this project
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is I when it comes to telling stories my thought is always how can how can we
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push this story how can we make it bigger how can we make it crazier how can we make it fun how can we push the jokes and and so it's really excited me
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working on a project like this uh to be a part of a project like this where we can go really big and we can make
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something really epic um especially because of the style that we're working in uh in the genre um so
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it's yeah it's super fun but before um just to give a little bit of backstory before I started working on this like I
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said I was working on the wing feather Saga and I worked with that awesome team for about a year and a half I think
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before that I was I was working on a show called Gizmo Go
27:09
um and then no show called Superbook um that I worked on without actually I worked with Al at Superbook and gizmogo
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um and my backstory a little bit similar to Jason um I just kind of started a little bit earlier on this on this road
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um but I was I was working in retail I was at I worked at Verizon for like 10 years about just about 10 years and
27:30
um I had always wanted to work in film I always wanted to work in animation and I
27:35
basically saved up money to go to school to get my Master's Degree in film producing and just was kind of trusting
27:42
God that he would open doors to uh you know for me to be able to do that and when I actually when I went to get my
27:48
Master's Degree it was really weird is that I went to a school that I I was not my first choice at all but it was the
27:54
one that worked that worked out best for my family and I found out that right across the street was an animation
28:00
studio and I happened to get a job there because of a recommendation from somebody when I didn't even know that it
28:05
existed um so it was it's just been God the whole time just kind of like leading
28:11
this thing and it I don't know it's it's really crazy to be here and to be getting to doing something that I that I
28:17
love that I've been working on and dreaming towards for uh really for me this this started like 16 years ago
28:24
and and just you know getting here is just it feels nuts and it's really it's really exciting it's
28:31
nuts man um and and you knew out and then because you said hey I know a guy uh that I
28:38
worked with the Superbook um he's very cool but you know can I send him the script and I was like sure
28:43
dude send him the script and uh and that is Al yeah yeah

28:49
so that was that was crazy uh yeah I mean I can remember the day I was I was
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driving I live in the country in Virginia and I was driving down the road
29:00
out in the middle of nowhere and I get this phone call from David and I'm like hey man what's up and uh he's like hey
29:05
I've been working on this story I got I have no back story on what's happening at all I was like I've been working on this story and I'd love for you to read
29:12
it and um again just tell me what you think and uh I was like okay that's cool
29:19
I'll take a look so when I got back home I I started reading it and I got about a third of the way through it and I was
29:24
like man this is good and uh so I called I called David up and I was like wow this
29:30
is really really cool and um I you know and I said to him uh I
29:35
asked him a few questions that I felt like LED you know I felt like God led me to ask a few questions so I asked a few
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questions and uh and luckily uh David answered them correctly no I just believe it was the
29:47
Holy Spirit confirming in me that uh you know this was the right project and
29:54
um and I just said all right so then he started to ask me some questions I said hey man stop stop stop stop don't talk
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don't talk and I said uh I said I gotta ask you a question how do I get involved
30:04
in this thing he goes well actually that's what I was just getting ready to ask you so I was like all right we're we're on the same page here but um yeah
30:11
I mean it it's a great project uh I think I don't remember if I was home with Jason or David just the other day I
30:18
was driving down the road here and I was like I can't believe I'm driving down the road we're working on this big
30:24
project with Angel you know and and I'm here in in like Southern Virginia like the the border
30:31

between Virginia and North Carolina in the middle of nowhere you wouldn't be thinking you know someone's making a a
30:37
series in this area you know and um yeah it's just been amazing I mean God God's God's doing really cool things and and I
30:44
think all of us could say you know um I mean Jason could say you know he's he's doing uh uh you know he was working in a
30:52
banking situation and covid came up and David could tell you you know like you just said he he was in retail business
30:59
and then he went to school because he felt like that's what he was supposed to do and you know for me this whole thing
31:05
you know I was when I was at Disney which is crazy I was at Disney and you'd think you know you're at Disney you're
31:11
working at one of the biggest Animation Studios in the world probably the top at that time and you know you're thinking
31:18
to yourself there's got to be a way to translate this stuff into light you know into amplifying light like Angel says
31:25
and um and so for me you know I mean David said it's been like 16 years or something I think you just said for me
31:33
it's been almost 20 that I felt like God has been telling me to do something in
31:39
this Arena yeah and it's just about patience and and about walking it out so
31:44
it's been really cool it's been really cool and it's been a great project I mean yeah what's cool is that like
31:51
um you know so I bury the lead a little bit you know and being like yeah I'm just a I was just a guy working at Chase
31:56
and that is true but but the truth is is that when I was you know I have these
32:03
sketchbooks upon sketchbooks upon sketchbooks from when I was you know starting at like eight years old all the
32:09
way up through my 20s um that are full of dreams of
32:16

of creating something like this um and you know uh we we all get to a
32:23
point in our story when we go okay this isn't gonna happen and I gotta put this
32:29
away and I gotta do the I gotta I gotta get a real job or you know whatever to that point in your story when you go the
32:36
dream is dead and I'm gonna just bury it but I think that our God is so good and
32:45
so um faithful um that if you trust him and you wait
32:50
and you're willing to be patient till I think what it is is the time that you're ready um that you've been built into the kind
32:56
of person that can handle the thing that you actually want the Lord comes out and goes actually your dream is not dead
33:03
I never said it was dead so let's go we're going to resurrect it we're going to bring it back to life and we're going
33:08
to make this happen and that's what happened for me and I think that I actually think that if you are patient
33:13
that I and you are diligent and you are willing to wait
33:19
um I think we I think we all can pursue our dreams I really do and so
33:24
um I think that actually now might be a really good time we've been we've been circling this thing and saying how great
33:30
it is and how cool it is it probably is to really dive into it let's I want to share with everybody what this what
33:38
Gabriel the Guardians is about um so uh actually what we want to do is we have this pitch deck that we have
33:45
been taking to different distribution companies and we've been using it to pitch
33:51
um and so the truth is is that you guys are who we are wanting to invite into
33:58
making this with us and so we were like what if we pitch the pitch deck to to
34:04
them to the audience what if we just went ahead and pitched it the way we would pitch you know to and into a

34:10
studio you guys are our studio you guys are who we want to present this story to
34:16
and so we're gonna do that we're just gonna go ahead and go through our pitch deck because you guys are you guys are who we
34:23
want to make this with so Gabriel and the Guardians uh it is an
34:29
animated series uh we are doing 13 episodes at 22 minutes uh per episode uh
34:35
and we're doing uh you know a 12 plus kind of age range but really what we're
34:40
doing is co-viewing um this show will have uh you know I mean Action a-plenty
34:47
Monsters you know uh drama but you know it's not going to have profanity it's
34:52
not going to have you know any uh you know any inappropriate scenes or anything like that
34:58
um and so really like I would be comfortable letting my you know seven zero seven or eight year old watch watch
35:04
game on the Guardians um and so uh yeah so if we go forward
35:11
um basically this is an epic fantasy story but it's inspired by Genesis and
35:18
some of the other texts uh like the Dead Sea Scrolls in The Book of Enoch you know uh we're taking some of those you
35:25
know inspiration from some of the stories and some of the settings um but really at its core it's the we
35:31
are taking the wisdom and the narratives found in Genesis the world that Genesis
35:37
paints and we're creating a fantasy story around that um and so it's really this story of the
35:43
clash between Chaos and Order um and you get these Celestial Heroes uh
35:48
and these and these mortal Heroes that battle these forces of Darkness um and so you know it's something like
35:55
uh you know super super uh dragon ball super The Chronicles of Narnia Prince of
36:00
Egypt you know all all Blended up together uh in this sort of retelling of
36:06

the Torah and so if we go forward um
36:12
yeah the story centers around Gabriel who is this joyful and courageous
36:17
Celestial Guardian uh and he's been selected to be the loan keeper and
36:23
protector of the Eternal tree uh and that that tree Eternal is the source of
36:29
all life for is the the source of life for all living things in the world
36:34
of Ara and so if we go forward the world of ARA is a fantasy world
36:41
um you know kind of like Narnia or Middle Earth but while those stories are influenced by Norse Celtic
36:50
uh Middle English mythology our world is inspired by Hebrew text our fantasy
36:58
world is inspired by the mythology that comes out of ancient Hebrew traditions
37:04
and so it's a world that's teeming with chaos creatures Leviathan behemoths
37:10
golems and the story really picks up when a chaos giant also known as a
37:16
Nephilim invades in Paradise which is where Gabriel is uh the protector he's the
37:24
protector of the tree that's in paradem which is really just a Hebrew word for paradise and and so um you know this is
37:32
fantasy this is cool fantasy Paradise Island that this giant that shouldn't be there sneaks in one day and so Gabriel
37:39
was kind of there doing his thing protecting the tree and then one day this chaos giant shows up in steals a
37:46
piece a seed from the tree and takes it into the world of The Mortals and so
37:53
Gabriel has to follow it he battles the Giant and actually can't get the seed
37:58
back and the Giant goes into this portal and goes into the
38:04
world of of of The Mortals ARA and so Gabriel follows him into the mortal
38:09
world so if we go to the next slide um yeah into the mortal world uh you
38:15

know the basically Gabriel runs into these two other characters Nok and the
38:22
Namay'ah and uh you know knock is this young cleric uh who basically uh is
38:30
um on a quest to hunt and kill all the Giants and uh nemea is this feisty
38:36
Princess um from the this really powerful Kingdom in the world of our called kayanara and
38:44
um basically they form a bond uh you know a tenuous Bond but they they end up
38:49
traveling as companions um because they have a collective unified goal which is to get the seed
38:58
and so if we go forward um the seed is this
39:04
um powerful item that you know comes from the celestial realm and uh it basically it's kind of like bringing a
39:11
nuke into the world it's just this this just this item of extreme power and
39:16
everybody wants it every Kingdom and nation in the world of ARA they want to they want to try to get this seed and so
39:23
it really becomes this crazy story of Gabriel trying to do the right thing
39:28
with the seed and get it out of ARA and um everybody wants it and so they have
39:34
to go against all these different a gallery of Rogues you know there's sirens and Sorcerers and golems and you
39:40
know dark false gods that you know actually celestials that are that are that have presented themselves as Gods
39:46
uh and they're all after this seed uh because they want to basically have
39:53
their own tree of life uh this the theme of the show is
39:58
identity identity is given but Destiny is chosen
40:04
um and so we can go forward uh so a little bit more about Gabriel um Gabriel uh unwaveringly optimistic
40:13
Gabriel remains steadfast even when his closest companions falter in Remembering their purpose Gabriel never loses hope
40:21

he never gives up and he firmly believes in the untapped potential of others
40:26
um and he's got a little companion down there that's his uh cherubim uh Apprentice essentially who's training to
40:32
be a come a century uh and her name is Zion and so if we go forward
40:39
uh Namay'ah a little bit about Namay'ah uh Namay'ahis a cunning and resourceful
40:45
Alchemist um and she's the second born of the twin princesses of kyanara
40:51
um and while she can come off prickly she can kind of come off a little uh a
40:57
little sassy um deep down Namay'ah really desires acceptance
41:03
um and she just wants her voice to be heard um and so she's got actually a little companion too uh named RAR and uh that
41:11
is a drag… an unhatched dragon that takes a a century long to hatch and so she's
41:16
she's handed down from from Princess to princess until finally um hatches and so if we go forward
41:25
uh Nok uh Nok is this Brash and braggadocious uh character
41:32
um he believes in his heart in the ways of bakura which is his tribe and they
41:38
they follow the old ways of the Creator um but he's clouded by his desire for
41:45
Revenge uh and so you know he's gonna have to decide whether or not he is
41:51
going to stay true to his beliefs and what he was made to be or is he going to
41:56
go down this dark path of um of Revenge uh and and we'll get into that's a
42:03
little secret but um why does he want revenge well you'll have to you have to watch the show and find out
42:09
uh so if we go forward um a little bit about the people of the world so um in the Old Testament though
42:17
the word Adama uh means essentially Earth but it also uh is the root word
42:23
for red uh and it's also uh another word Adam which is Adam right Adam man

42:31
Adama Earth and they both mean Adam you know they both kind of connect to the
42:36
word Adam which is red and so we were thinking like in a mythological sense you know how do we in how do we pull
42:43
that in and make it make these people unique and make them you know like we want this to be a fantasy story we don't
42:50
want people confused on like wait are you telling you know you're trying to say that there were you know this or
42:55
that in the Bible no no this is a fantasy story we're inspired by the Bible we love the Bible but how do we
43:01
clearly create people and and we can you know we can have character types right
43:07
but um so we came up with this idea that these are the people of the red clay these are the people of the red soil
43:14
um and so they're red skinned um and uh their their fantasy characters and so that's kind of where we went with
43:20
that um and then you know there are other um there are other uh civilizations in the world so a little bit here you see
43:26
you see the the jabal of the Red Sands and the kekma um you know they they're they're essentially the nihilists of the
43:33
show they believe in nothing um and so you know we've really tried to create a world that feels very full and
43:39
and lived in and so um yeah a little bit more about the world of ARA exploring the world
43:46
um paradam this was this is Gabriel's home this is where Gabriel is is posted
43:51
um and it was uh it's a floating Cosmic Paradise that was once planted in the
43:57
world of Ara if we go forward but the desire for knowledge brought
44:03
chaos to paradem and it corrupted the Tria lumen and so Paradise was lost to The Mortals
44:10
uh and we've got this quote from one of the characters in the show we never considered the cost of what we had done

44:16
until that day the day that the gods left The Mortals were supposed to take the light of the tree Eternal and and
44:24
expand it into the Wasteland of ARA so you know this was this paradise and the
44:30
rest of the world was wild and waste and the mortal's job was to expand Paradise
44:37
to the rest of the world to take the light and expand it around the world um and so this story is about what
44:44
happens when people lose that that purpose um and how do you get it again how do
44:50
you regain purpose that you've lost um so a little bit about the the Nok's
44:56
people the Bekhorah um the first tribe uh the first tribe of ARA they live deep
45:02
inside of the forest of hokma um and it is is hidden away from the factions of the uh the warring uh the
45:11
warring civilizations that are out in the world of ARA um this is you know this is a thousand years after Paradise
45:16
had left uh and and uh The Mortals have just kind of descended into chaos
45:23
um but the Bekhorah are kind of hidden away and and secluded and they still follow in the old ways of the Creator uh even
45:29
though the rest of the world is forgotten they've forgotten their creator so if we go forward
45:36
um yeah this is just showing their homes this is uh this is all um a concept art for the show
45:42
um you know their homes are well built sturdy and humble like the Bekhorah themselves
45:47
uh the clerics are you know these Mystic Priests of the world of Bekhorah um they
45:54
live simply and they devote themselves to the ways of Aya the Creator
46:01
um and then this is kyanara so this is where the bad guys live essentially uh
46:07
this is it is said long ago that their great ancestor kind the Builder exiled
46:12
from the Bekhorah received great knowledge and power from the celestial gods and built their first city kyanara

46:20
um and if you know your if you know your Bible I'm sure you're picking up on where we're pulling some of this from
46:26
um this is where our uh um uh our our dark source for our main our kind of
46:32
main villain um exists and uh um from here he's creating these chaos
46:39
giants that are running amok in the world um really really causing a lot of causing a lot of havoc and a lot of
46:46
problems so but oh so this is a little bit about
46:52
our heart and our mission um we want to offer hope in a sea of
46:57
Darkness uh anime is uh as Neil was saying it's it can be dark um it can be
47:03
really shock ridden and and pretty nihilistic actually um some of the
47:08
themes are pretty dark um and so Gabriel and the Guardians wants to sit alongside those other shows
47:15
and while we'll have danger and we'll have evil and we'll have monsters and we'll have bad guys
47:20
um this is a story about goodness and hope uh this is a story that triumphs courage compassion and wisdom and our
47:27
heroes are going to learn to make the right choices even when it's really hard and they're going to learn what happens
47:33
when they don't make the right choice um and uh and and as they go along
47:40
they're going to be sharpened and they're going to find out what their identity is and what their purpose is uh
47:45
and so our story draws inspiration from the Torah and the Bible the the Old
47:50
Testament in Genesis um and it infuses The Parables and the wisdom found in the ancient Hebrew texts
47:57
and creates a a narrative out of that and we believe that Integrity honesty
48:03
accountability perseverance and self-control are traits that nurture strong character by exemplifying these

48:10
values in our heroes alongside Justice and Goodwill and charity we aim to bring
48:15
a story of hope that will positively impact our audience
48:21
and so um that's it that is the that is the the creative pitch
48:26
um uh and I and I think that if uh I don't know a Al or David do you guys have
48:31
anything to say before we move into any q a um oh go ahead go ahead
48:39
go go I just I just had a shout out for somebody but go ahead
48:45
um yeah I know I was just gonna say that I yeah I mean as you can see we're really trying to build a fantasy world
48:51
that is that is deep and it's as Rich that has you know different cultures that are that are based on
48:57
um you know kind of real things in our world but again taking taking that inspiration
49:03
um and you know um it's gonna be this this story is it's gonna be a journey uh for the characters
49:08
and like Jason said they're not always gonna make the right decisions but we're gonna show what happens when you don't make the right decisions
49:14
um it's very much like you know I mentioned earlier like I'm really inspired by stories like Lord of the Rings uh Chronicles of Narnia um you
49:21
know those stories have characters that that make mistakes and you see what happens and those stories have
49:27
characters that are heroes and you get to look up to them and you can see you know their
49:32
kind of kind of like how they deal with things and there were the results of that and it's not an easy journey I mean you
49:38
really Lord of the Rings there's a lot of darkness in it but there's hope that goes right through that Darkness
49:43
um you know right now like I said I'm reading in the middle of two towers and I'm reading you know Frodo and Sam or with Gollum and they're trudging through
49:49

Mordor and it's dark and it's Bleak but they're clinging to open it but there's a real Beauty I think in that too uh the
49:56
light being in the darkness and and the Act and the power that that light can have in the
50:03
yo what do you guys think why do you think this show will resonate with audiences
50:10
I I think with our here with our hero characters I mean you're gonna find
50:15
something that resonates with everybody within everybody I think our our characters
50:21
are are they're they're broad enough they're wide enough that someone's gonna find something to relate to in each one
50:27
of our characters they're all going through similar Journeys to what we go through in our lives you know there's
50:32
the ups and the downs and the and the struggles but that you know you're faced with decisions do you give up or you
50:38
keep moving forward yeah David yeah yeah no I just I I think that in
50:46
every phase of the storytelling process we're we're working to be authentic and to bring honesty to this patient
50:54
um you know so when our characters in a tough situation we're we're not going to sugarcoat it but when our you know it
51:00
but at the same time you know we're also not going to kind of do what some other
51:05
stories have done which is kind of to say that like good guys are stupid and bad guys are the Smart Ones because it's
51:11
just not true um you know there's plenty of real life stories of Heroes that did the right
51:17
thing and that that end up you know making all the difference in the world and but I think again we're gonna we're
51:24
we're always looking for authenticity and and for the story to be honest um and and really for our to really
51:32
you know put our characters through hell because this is a it's everybody that is
51:38

is on this stream if that's watching this you've had something hard in your life and all of our characters in the show they're built you hard things and
51:46
you know when we when we figure those things out when we're working on the story ideas you know we're asking ourselves like
51:52
what was it like for us right like when I'm you know when I'm writing I'm like I've gone to you know different hard things every person has and you you draw
51:59
from your own emotions from your own experiences uh to be authentic and to be honest about about the story that you
52:04
tell yeah dude that's good that's really good I think that you know one of the things that we've kind of realized that in is
52:13
in our heart about what this show is about is you know we talked about you know find your identity
52:19
um and you know I think that you know having young kids um and having you know now a young adult
52:25
um uh identity is something that I think that particularly as a teenager you're
52:31
berated with what you ought to be you are being told every day what your
52:37
identity is um and and so I think that we you know when as we started to think about how
52:43
important the question is who am I what's my identity and what's my purpose
52:48
um creating a story that begs those questions right and isn't interested in
52:55
force feeding uh kids what they ought to be and who they should be and instead
53:01
going you should be asking that question yourself um because I think that what we realize
53:08
is we all believe that if someone truly truly asks the question who am I
53:15
um I trust that there's someone that's going to answer um and someone who loves them deeply
53:21
um and and and and so I think that when we ask a question who am I our creator answers us uh so yeah
53:30
yeah you know and as you say too Jason that um you know at the heart of any good
53:36

storytelling especially storytelling that is in the in the medium of film or television
53:41
is creating an emotional story and creating an emotional connection with the audience so while we are going to be
53:48
exploring themes of identity themes of Destiny um everything that we're doing is is about
53:55
the emotions because that's that's why you come to watch shows you don't come to watch a movie or a show to to get a
54:01
lesson or for somebody to tell you what to do or how to act you know the best movies the best shows and you know are
54:08
one that gets you to think about your own life in a in a way where you're not being forced you know like when when you
54:15
watch a movie or you watch that you know you watch something that you just that gets you to question your own life
54:21
that's something that's special and that can only happen in my opinion when you're connecting emotionally to to
54:26
what's going on and that can only happen when you're not being preached and and when you have it when you have a story
54:32
that you resonate with yeah yep yeah we're not here to preach
54:37
we're just we but we want to tell stories that bring light um okay we've got some questions we'll
54:45
move into some questions some questions questions um
54:51
hey thank you all for who's been given we see these names popping back and forth across the bottom
54:57
we're just thankful and grateful to even be here we go yeah Tim I'm going to read
55:03
this Tim will there be a new villain inspired by Bill Cipher from Gravity
55:08
Falls in the show uh will there be a villain inspired by
55:15
and then he cuts off yeah yeah
55:20
I love the I love the Bill Cipher reference my sons are gonna they're
55:26

gonna like someone talking about gravity falls I know my my kids too my kids too
55:31
they're gonna go crazy they'll be like what the heck it's interesting that you bring up seven deadly sins because
55:36
they're what we had we had we did have a conversation around the seven deadly sins um and and whether that's a theme uh at
55:44
some point to explore in the show so yeah that's a good question very cool what else we got okay besides
55:52
uh Gabriel and the Guardians um can you read it animated what are your
55:58
favorite animated shows um sorry my like little bar was in the way uh man so for me I mean hands down
56:07
uh the original Batman the Animated Series is I think maybe one of the best animated series of all time
56:15
um but uh I also really love Trigun um I I'm a huge fan of that character
56:21
match the Stampede and I grew up on Dragon Ball you know so like I I can't
56:27
get away from it's probably cliche but I I like Dragon Ball Z a lot so
56:33
uh David yeah David's here we know David yeah
56:40
I um grew up on Dragon Ball um I grew up like my two favorite shows
56:45
in the 90s were Batman the Animated Series and X-Men the Animated Series um
56:51
X-Men was awesome especially that intro song just awesome
56:58
but yeah no I I think um yeah and and I love um I love uh Studio Ghibli if
57:04
anyone out there is it seems to give like films I I love I just took my my sons actually uh to see nausica the
57:11
Valley of the wind in theaters uh they're doing a fathom event for that and that that's actually a really beautiful story it's it's a it's a very
57:19
it I don't know it's a pretty amazing story if you haven't seen it you should definitely check it out
57:25
for us my whole family likes Ponyo

57:32
yeah yeah is great yeah I think we've watched Toto like 50 times what about
57:37
you I was gonna say my my anime uh favorite anime show goes way back it's
57:42
uh in the United States it was called G-Force and I believe in Japan it was
57:48
called gotcha man and um that was my first introduction to uh
57:53
anime and I was like in love back then I thought oh my gosh this is fantastic and
57:59
um but then I have other classic American animated series like uh Johnny Quest you know that's some Johnny Quest
58:06
fans oh yeah and uh you know um but yeah yeah and then of course you
58:12
know some films I've worked on but anyway uh was it um gothamon also was called a
58:19
battle of the planets right yeah yeah and we got a couple of different names uh so uh have you started casting this
58:27
is from Jessica Jessica thank you for this question have you started casting or do you have ideas of who you want to
58:34
cast we can't answer this question but we do great we got some great stuff
58:39
we're gonna announce uh that actually a good place to talk about September 1st we are going to be at Galaxy Con in
58:47
Austin Texas and we are going to be doing a huge cast announcement we're going to be
58:53
announcing four of our main casts yeah yeah yeah
59:02
that's all that's all we can say we have we have some guests we're going to be
59:07
announcing them soon stay tuned yeah yeah so cast announcement um so yeah check us out uh if you're in Austin come
59:14
on out um we're gonna be there 701 right
59:20
um will there be any musical numbers that's a good question and yeah actually there we have a song that we're gonna
59:26
that is gonna play a part in the story uh right David actually yeah yeah

59:35
there is going to be some music um music in the story um there's it's actually uh going to be part of uh part
59:42
of the world that the music's gonna have um it's more it's more than music I'll just say that I don't want to spoil it but um
59:49
we kind of figured out something in a fantasy way to include music and and I think a fun way um in the story
59:55
yeah yeah uh over the tone of the series be
1:00:00
like uh David you want to take this one what was the question again what is the tone of the series
1:00:08
yeah so I mean really what we're trying to do is is
1:00:13
kind of hit that tone that Marvel um has done pretty well with their with
1:00:19
their movies where there's gonna be times where it's funny there's gonna be times where it's it's exciting there's gonna be times you know sometimes it's a
1:00:25
little scary um but it's going to be action adventure um and again you know I think that you
1:00:31
know marvel did this really well with a lot of their films um where they kind of dipped into having very serious moments
1:00:38
and then also going to very light-hearted moments um and that's going to be similar to what the show is going to have um you
1:00:44
know we've we've got some you know very tough stuff and then we've got some very goofy stuff um and if you've watched anime this is
1:00:50
also pretty typical um you know if you watch something like Naruto um one punch man
1:00:57
um if you watch you know things like that um you know I you'll you'll see that like anime has a pretty broad range of
1:01:04
like going from very serious to very funny you know I think we I think we want to really straddle that line of
1:01:10
Drama Action and comedy like just as best we can and Marvel movies do it very well actually well not all of them some
1:01:17

of them take you too far and I think we probably all have those ones in the Marvel Rolodex that were like that
1:01:24
but I mean in general especially some of the best Marvel movies they they manage it well
1:01:30
yeah any more questions okay what we got oh well AI sing the musical parts
1:01:37
you singing Buddy of course
1:01:43
Miguel no but uh yeah we'll add something I guess I don't know unless
1:01:48
they're saying AI I can't tell actually maybe I've seen AI
1:01:53
I was I was actually hoping it said AI maybe it did I don't know
1:02:03
I think that'd be great yeah
1:02:11
gargle with some water in my mouth or something yeah um yeah so uh here's how you can support
1:02:18
you can go to Angel dot com slash Guardians
1:02:24
and um express your interest and um follow us and we're going to be posting out stuff and
1:02:30
um cut you know tune back in um we're gonna show some really cool stuff on our next our next live feed uh we're gonna
1:02:37
show some of the animatic torch that got approved uh so we want to share that
1:02:42
with you guys so you can see it um I also think it'll be at the express interest uh page I I think it's going to
1:02:49
be on there so um you could go watch it there or you can listen to us talk about it and kind of talk about the journey
1:02:54
that it took to get there on our next live feed so um yeah
1:03:04
I just like to say thank you to anyone who's watching that was a guild member you know I know our crew would love to
1:03:10
thank you all because you're what's making this happen you guys voted for us and without your votes we wouldn't even
1:03:17

be here talking today so that's a good one thank you guys and I wanna I wanna thank Angel Studios again for the
1:03:22
opportunity that they've given us um you know and for believing in us it's like Jordan uh or not um
1:03:30
it was supposed to be Jordan oh yes Neil when Neil said uh you know
1:03:36
is that he you know he he saw it he liked it you know his kids liked it and and yeah he took a chance on us you know
1:03:42
and so um we're we're grateful for the opportunity yeah yeah so
1:03:49
um yeah I would say uh join us next time um please follow us uh follow our
1:03:54
socials that would be helpful um and uh and and we're looking forward to come back on and talking a little bit
1:04:00
more about the characters we want to share with you guys some of the villains that we've got they're very cool um and um so yeah so so we'll see on the
1:04:08
next oh uh so we're on Facebook um at Gabriel the Guardians um you can
1:04:16
find us on Instagram um and uh yeah I think those are those
1:04:21
are the only two that I know of for sure there might be others but
1:04:26
yeah so thank you guys once again um so much for uh being a part of this
1:04:32
and joining us for this live feed um we're super excited to create this show with you
1:04:39
um one of the things that we do want to say is that as we make the show um we do want to include the the fans
1:04:45
like we really really really want to work with you guys and so we want to do
1:04:51
some really fun stuff that would incorporate you and your thoughts and we
1:04:56
want to put character designs in front of you guys and let you have say and so that's some of the stuff that we want to
1:05:01
do with this show so all right well thank you thank you
1:05:07
guys we'll see you next time thank you so much for sure thank you the Realms are in turmoil

1:05:15
dissension grows never be safe until they are stopped
1:05:25
long ago fear ruled the world Children of the Fallen who left nothing but death
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and destruction in their wake and hope faded to myth
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[Music] and that brings us to me my name
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is Gabriel

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thank you long ago the world of Aura descended
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into chaos and Paradise was lost false gods from The Unseen realm deceive
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the people of ARA stealing their Birthright Mortals roamed the Wasteland hopelessly searching for purpose
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brings us to me a Celestial Garden sent as a light piercing the darkness my name
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is Gabriel
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what up what up what up how's it going out there you got Jason Moody you got David
4:09

Cunningham creators of Gabriel in the Guardians we're here to talk to you guys about stuff
4:15
right David that's right we're talking about stuff lots of stuff tonight stuff uh
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characters man which is what you need for a good story right good characters
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I mean generally right like if you don't really have characters you know
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yeah uh so if you don't know Gabriel the Guardians is a animated series uh that
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is inspired by Hebrew scripture but it takes place in a fantasy world inspired
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by the Legends and lore of the World of Genesis
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there you go succinctly detailed uh and so uh I think I think we got some cool
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stuff we're gonna be showing some cool designs uh early designs you guys are going to see some like old stuff from
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when I say old I mean like 2020. so so not too old but old old
5:09
ish uh and and we're going to talk about how uh David got onto this project and how he
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transformed it into the beautiful awesome fantasy story that it is today
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that's right yeah yeah um yeah we also got a uh an announcement
5:28
that we're gonna that we're going to talk about at the end for something really cool happening at the end of next
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week so that's also gonna be pretty fun so stay tuned yep uh so
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um yeah so I think that what we got to do right now is talk a little bit about testing the waters because we are in the
5:47
middle of testing the waters and for this thing to happen and for us to be able to move forward and make this
5:53
awesome show that we've been working on and planning on and that honestly has been put in our hearts to Steward uh we
5:59
need your help we need your help we need you to share it and blast it out and get your friends and get anybody that you know that likes
6:05

anime or just anybody you know that likes good stories inspired by
6:10
Timeless truths um send it out man please help us out you
6:16
know and uh you want to talk about that talk about the old uh testing the waters
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yeah yeah so you know many of you are familiar with Angel Studios model um Angel Studios isn't like Netflix or Hulu
6:30
you know buy shows and have like like mountains of money it seems like
6:35
um and they give filmmakers you know really nothing instead we're partnered with Angel Studios to distribute um you
6:41
know our show and as filmmakers we work with um you to help create the show which is
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you know like a really unique process I mean Netflix doesn't you know do this kind of thing where they actually talk
6:52
to you about what's going on with the show and involve you and kind of show you behind the scenes kind of thing and and that's something that's really been
6:58
on our heart as well and something that angel shares and it's just we're super excited about uh to do this kind of thing so right now um You can express
7:05
your interest in Gabe on the Guardians by going to angel.com/Guardians um and this will allow us to see if you
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if anyone is interested in helping us fund the show um we're exploring opening up a
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crowdfund round and like many other projects have done this in the past um if we feel like that the right is
7:25
that you know right now is the good time for that um and there is interest there um then
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we'll open up a crowdfunding round uh where you can invest in the project and actually own Equity or stock so if you
7:38
express interest you'll be the first to know if that happens own own an anime be an owner
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right how cool would that be own an anime own your own anime uh thank you David that
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was exquisite implicitly done my friend uh and so I I
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so I shared a little bit last time about um how how this got started uh I was
8:05
just an average dude right uh living in the midwest had never been out to Hollywood before I don't have any any
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connections to that and but I had this idea you know during covid I talked
8:17
about my you know we all had the weird thing that we did first mine was I made puppets with my kids and then I kind of finally zoned in on like oh you know
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what I have this idea I've been really into the Old Testament really into Genesis listen to some cool podcasts and
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I felt inspired and you know three four years later here we are you know what I
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mean and and that was with no connections that was just that was just going for it and feeling like the Lord
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said yes I want you to make this I want you to tell my stories in a way that's fresh and and reaches an audience that
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otherwise hasn't been able to been reached and so I started running and the doors were
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open one of those doors was David Cunningham tell how we got together I think it
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would be fun yeah yeah so I mean um you know similar to Jason like I I've
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I've never been to Hollywood um I um I grew up mostly in South
9:11
Carolina that's that's where I live now um and I I always like I always wanted
9:17
to make films I grew up as a kid uh just making films every weekend I did that like through college you know because
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that was like it was like super fun like and we did like a lot of spoofs on movies that you know I mean my friends like that kind of thing but I always was
9:30
like man like I'd really like to make movies one day and you know it's how many people think that right and then
9:36
it's like what do you do about that you know like you move to LA and like you know try to do a little Hollywood thing and I was like I don't ever really want
9:42

to do that just seemed I don't know it just seemed kind of like crazy to try and try and do that whole kind of thing so you know I I
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prayed about it for a while um and and uh you know back in
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gosh I mean like for me like I think I mentioned this in the last live stream but this has been kind of like a 16-year journey for me of pursuing this pursuing
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this goal and uh working towards it uh going to grad school and then and then besides grad school just working really
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hard and uh learning how to be a good Storyteller because you know like I don't just want to make
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mediocre stories or bad stories I want to make really good stories I'm you know I love good movies I love good stories
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and I want to make something that's awesome and to do that you have to learn you know learn from who is the best you
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know so like I you know spent a lot of time many many years uh studying what makes a good story how do you tell a
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good story um so anyway fast forward to when I met Jason last January I believe and so I
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was working on a series that you might be familiar with the wing feather Saga which is an awesome show has an awesome crew and team behind it and just super
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cool such as such a fun show um and uh I was working there and I got
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a message out of the blue on LinkedIn uh from this guy who I never met before never heard of before and I think he
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said something like I heard that you're a writer and I have I have a story that I could use some help with
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and the first thing I messaged back was who told you that because I'm like
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there's somebody somebody random on LinkedIn messaged you and just like I heard you're a writer it's like what
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um so is this weirdo exactly I was like ah so anyway jumped on a call and we uh
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you know we started talking and uh just really kind of hit it off and then uh we

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basically just started you know passing uh story ideas back and forth on nights
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weekends and just kind of like wasn't really sure where this thing was gonna go um but Jason do you want to kind of pick
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it up from there sure man I mean so I you know I had started working on
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um a story right I had had some traction again not really having connections I randomly as David randomly would just
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message people on linked and be like oh that person worked on something cool maybe they could give me some ideas on how I you know go about the task of
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making a cartoon you know from scratch and so uh David was one of those people
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that I reached out to um after actually at some point I had someone that actually responded and said
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sure I'll look at what I'll look at what you got you know and then he basically
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looked at it and came back and said hey this is actually pretty good yeah and then from there he helped me and then he
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gave me David's name because David they they knew each other and uh so I reached
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out to Dave and I said well actually I know we I know you're the guy you know David was like oh okay well all right so
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so so but what I needed really was help because I you know I'm not really a
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writer um and I knew I had a basic concept for a story and the world that I wanted to
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create but I um you know David brought a lot to the table uh in terms of crafting
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a story that that had good characters and you know one of the first things that you did man was like you looked at the these different characters of
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different ages and you were like what if it was what if you created like a team of like three characters what if these
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three characters were the main characters uh and I was like that's that's cool that could be pretty cool
13:27

actually so I feel like though we should probably start showing some of these characters so we can talk about
13:33
talk about it um and real quick I do want to say because someone asked about Mr Al
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yeah Al uh will not be making it onto this live stream he's a personal family uh issue that
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actually if you guys could be praying for him and his family that would be awesome so yeah
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all right so Gabriel in the Guardians uh the first page is uh out of our branding
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guidance so there you go that I tossed in there
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um but we can go to the next slide uh so this was the original
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cover to the first pitch deck I didn't even know what a pitch deck was literally I I was like what do I do with
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this idea and I felt I heard I honestly I heard the Lord say make a pitch deck and I was like
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what is that I don't even know what that is so I looked it up and found some cool pitch decks out on online from other
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shows and I started working on one uh you know being uh you know uh
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an artist uh an amateur artist and uh you know a designer by trade I I went to
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the work of creating something so this is a this is the old old you can see Gabriel looks pretty different here and
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that's an early design and then the early design for uh Zofial
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which is another Angel if you know your angel if you know your angel um encyclopedia uh there's Uriel and
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Raphael and Raphael all the all the all the good ones ending I uh and so over here though this is a
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really early uh Nok character uh proto-Nok essentially and so um so
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yeah if we go forward we can take a look at some of this uh wait go back one second down in the corner is a Proto uh
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Namay'ah really early name design so you can kind of you can kind of see it in there so yeah we can move forward now
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um so basically this character right down here on the right this was this was our uh our Nok and at the time you
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know this was he was very much inspired by the character of Noah and uh at the time it was even more even
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more like just closer to that to that Noah story um but you know David looked at the
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story that had this kind of young Noah but not like young Young Noah and uh I
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don't know what were your thoughts how did you come across the idea of like what if he was a teenager and I like
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that how'd that strike you yeah well I mean uh yeah specifically like I think we had a conversation where
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I was just like who's who's the audience here who who are we trying to reach here and and we kind of we started talking
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about that we used to and it was like yeah like you know like what audience hasn't been reached from uh like
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I guess you could say like uh like a perspective like ours really like and it was like teenagers like nobody's making
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stuff like this for teens and so it's like well if if we're gonna make it for you know like this can be like targeted towards you know like the a teen
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audience then the characters should be teenagers it was just like you know like that's what it should be like
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what's funny about that is that I had already had this moment with my teenage daughter where I was shown or some of
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this stuff and she was like that she's really an anime and she's like Dad this
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is a show about Bible stories that I'd actually watched and I was like oh like at that
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moment I just felt the thumb in my back of like okay like that's that's when I felt that thing that where the Lord was
17:09

like yeah I want I want my stories told in a way that every this this whole
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generation can access it and so it was cool I like the when you said like that was your perspective I was like that
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matches right up that matches right up with why I felt like I needed to do this
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you know there's something else too that happened around this time as well um that we can
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talk about more but it's it's the it's the how did we pivot from this being like
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very like much more closely based on the Bible to a fantasy series inspired by
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Hebrew scriptures like how do we make that pivot and and I think I mean like to to just tell everybody here like the
17:48
basic reason is essentially like um I've always looked at essentially how Jesus
17:55
talked to crowds and how he used Parable yeah and how he like Jesus didn't talk
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to crowds and say like you know like you know the Genesis says this or Exodus says this
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you know the writer here says that he didn't say those things imagine imagine a field and there's a phone and there's
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an owner [Music]
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there was I remember a conversation you and I had where you said you said
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you can try to tell people truth and run not even the risk the definite
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uh predictable outcome of a lot of people going nope can't hear this I already
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know what's true I can't hear what you have to say I I don't believe that and
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and but if you come to somebody and you go once upon a time and then you tell that
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same story they're much more willing to go oh oh interesting okay I'm gonna listen to the story because you started
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with Once Upon a Time and and so yeah so that's one of the things I was like oh that that rocks you know that's a cool
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what a cool way to kind of take something you know you want to talk about

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these things that you hold dear but you don't want someone to immediately not
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listen because they just already have an opinion they already don't believe they are all this is what I think about that
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I don't want to hear bible stuff right so yeah no that's yeah it's 100 right
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and and you know like I've always uh looked at like C.S Lewis J.R. Tolkien um those two guys mean like what they
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did is they they took the truth they took the values they they took you know the the the
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faith and then they just they created these fantasy stories that anyone can
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enjoy because those stories like it it doesn't matter um if if you know what you're what your
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faith is anybody can enjoy Chronicles and Narnia and Lord of the Rings but they didn't compromise on their values
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when they wrote those stories and that's like that's our same goal here you know that's that's what that's what we're doing here and that's the reason you
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know like that's the the simple short version of like the pivot from being based on to a fantasy inspired by
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um so anyway you want to keep going through the slides yeah let's go let's go to the next thing it's good that's good man nice job yeah so okay so a
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little bit about the characters you know this is back in the day uh you know you got Gabriel Mikhail or Michael zofial uh
20:29
you see some cool art over here um and then of course Zion um Zion's cool she's a she's a cherub uh
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that is training to become a century uh in the the garden realm uh paradam so we
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can move forward yeah Zion is awesome in the series I I
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think you're gonna love her remember hey I don't know if I'm gonna go on the edge here David hey remember
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when we thought about killing her on the first episode yes yeah like oh what would be like really tragic

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like Zion dies the first episode yeah yeah I was like no that'd be a terrible idea so yeah early on when we when we
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were kind of working out these character types uh yeah you can see an old an older Noah
21:18
um and then uh you can see nemea Namay'ah at
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the time who changed the name uh tubal cane uh so if you don't know uh Namay'ah
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or Neymar depending on how you like to pronounce it she's a character from The Bible uh he moved her away to
21:37
a slight difference to nemea right uh which is a fictional character inspired by Neymar but Neymar is the sister of
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tubal Kane uh and uh there's he had Brothers Jubal
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Jubal um you ball and two volcano and uh these
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are the fathers of these are the fathers of Industry uh each one of them in the story of Genesis
22:06
uh one created basically music and culture from him in music culture one
22:12
came out of him agriculture one came out of him Metallurgy they all are known as the fathers of Metallurgy and different
22:18
things and Neymar was the sister their father was a king uh According to some of the other other
22:26
Hebrew texts and uh so she was a princess and then in some other texts uh
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I believe in the book of jasher uh it names Neymar as Noah's wife and so it
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was like oh that's that's interesting that's that's cool um and so we started running down that
22:43
story uh in terms of just like yeah but I was gonna say just just everybody
22:48
knows um these these are all inspired by so we're not following these exact story lines in case you're wondering if Nok
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and Namay'ah are going to get married that's that's uh that's something yeah that again this is inspired by these are
23:01

character types right like so yeah this is you know you know working out the ideas of if you're gonna tell this story
23:08
what are the character types you want to pull a Noah character type you know an aama character type a two Volcanion
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character type um there and then we pull a lot from other you know I mean all wrapped into
23:20
the Hebrew culture you know the thing is is that Hebrew didn't exist on an island
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uh the Hebrews didn't exist on an island they existed in a world full of other cultures so you've got Sumerian culture
23:32
you've got Assyrian culture I mean this is the the more than likely uh well we
23:38
know that like um uh Abraham was born in Ur right like the the Sumerians the Sumerian Capital
23:45
uh and so you know we're talking about these characters that existed at the at the
23:51
the beginning of the Mesopotamia era and so um you know pulling in some of those
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other culture myths uh is it's all wrapped in um they actually some
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Sumerian if you read some of the Sumerian myths it's like dude this is uh it's crazy how much it it ports over to
24:09
some of the Genesis stories uh and so this character here is called hambaba and if you look up humbaba you'll see
24:16
that he's a really really really cool Sumerian um Monster uh so yeah
24:23
and so we can move forward yeah I saw people talking about Azazel just don't look at that don't even pay attention
24:32
um so but but characters change and David came on and we started thinking about him differently and so now we move
24:39
in to you know this is the next phase we're talking like a year and a half
24:44
later I'm working with David and we're redesigning the characters according to the way the story has now morphed and so
24:50
now we've got you know this young man uh character named neoak which is actually
24:55

Hebrew for Noah but we're calling him knock right and and he's not Noah but he
25:01
is the Noah archetype and uh and then you've got Gabriel and then you've got
25:06
Namay'ah and uh and so this is this is the the next phase where it's like you saw
25:12
those early designs and we're kind of how do we bring this together how do we make this feel even more like a cohesive
25:19
uh design set and these were the first ones that I drew after having one of those first
25:25
conversations with you David when you like rewrote the script and you sent it back to me and I was like this is awesome and then I went right away and
25:33
started drawing these characters as like these teenage characters and it was awesome man it was so cool that's still
25:39
yeah so great it came on board it was I was pretty excited to see this stuff too because it was it was super cool to see
25:44
uh the change in Direction and to get these uh to get these super super fun characters that are gonna have a lot to
25:51
learn um yeah you know it's like in our story you know Gabriel is not an angel he's a Celestial which again
25:58
is like our fantasy interpretation of of things right um and so you know like in our story
26:03
like Gabriel's 1700 years old so he's a teenager you know and like that's like kind of like you know where he's at in
26:09
in uh immaturity a bit you know which is it's super fun to play with you know because like he'll you know he might he
26:14
might quit you know the like oh yeah it's been like a really like long time and it was like 500 years ago that I did
26:20
that or something you know and uh you know uh Nok and Namay'ah are you know it's gonna be interesting when the three
26:27
of them yeah yeah we can move forward uh so it's just a little more of a just
26:34
playing around with in the name's design and um her whole look is inspired by
26:39

Sumerian royalty um you know and of course we're doing our spin so our her culture isn't
26:45
Sumerian it's kyanaren but it's inspired by Sumerian and and and then it's mixed
26:51
with this sort of cyberpunk kind of vibe because we wanted to push into the fantasy so it's like what happens when
26:57
you take the Sumerian culture that we know of and you put it in a world where they were given advanced technology by
27:03
Fallen beings what does that look like and I will say too like a lot of a lot
27:09
of that stuff too is also inspired by real ancient Mysteries like yeah we
27:15
still don't know how they made the pyramids we still don't know how they made like you know the seven wonders of the world like these you know like we're
27:21
kind of like we're kind of like on the street and saying like if you guys knew the amount of hours
27:28
that David and I have spent passing back and forth YouTube documentaries it would be it would be silly it would be
27:34
silliness yeah spent yeah I spent I spent a lot of time checking out YouTube documentaries on
27:40
Ancient World yeah and so uh so yeah here's a here's here's where you begin to explore right
27:46
you got a character design so what does it look like in all the different angles um I did these myself but now we've got
27:52
uh you know we've got a team of artists that are working on designs and you guys will see where the where it goes when you get you know move out of just one
27:59
amateur dude and go into like an actual team right yeah so there's where you push it into style so they took so the
28:07
studio that we're working with took my designs it pushed it into like even more of that anime style because this studio
28:12
like I mean they've got people there that worked on Dragon Ball Z like they've got people that worked on real
28:18
anime and so they're able to even push that style even more um and so you can so Nok this is close
28:25

to where knock has landed actually um yeah it yeah it is it's a I mean it's
28:31
it's a killer design and and I want to say too just real quick like you might be asking yourself like well why like
28:36
why push into like the anime style and I always say you know first and foremost like it's because I love I love vanity I
28:43
think it's I think it's a super cool style of um animation I love 2D animation
28:49
um it's just I think it's beautiful um like just the the style of Animation that kind of thing but then also there's
28:55
another thing too is like we asked ourselves again who is this show for it's like well yeah like you know we
29:02
want to make it for teens I'm making this show for my teenage stuff who hasn't heard this story right who
29:08
who hasn't heard these stories and how do we get these stories in front of those people and it's like I mean I also
29:14
like ask again having teenagers myself like I I what we're we live in a really
29:20
interesting time man because like I grew up loving anime I went to Anime conventions I've been known to cosplay
29:28
and now I have teenagers do the same thing it is still cool it actually wasn't cool when I did it to be honest
29:35
it was like kind of pretty nerdy when I did it but now it's cool I wish I was a teenager now because I'd maybe be cool
29:41
uh but but but what we know is that eight out of ten student aged uh people
29:51
watch anime 8 out of ten that's unbelievable what a market and what a
29:56
what an audience to reach and bring these stories to you know so that's why yeah yeah yeah yeah so it's it's it's
30:04
super cool and and uh it just I don't know like if for me personally there's a
30:10
there's a personal thing here where I get to make a show for my teenage self you know which is yeah exactly I see

30:16
Thomas man he said it he said the word Anunnaki don't don't say it man
30:23
hahaha I love it so yeah so this is where you put then we begin
30:29
to push the design try different you know where where can you move in that style where can
30:34
um what can we do you know how sharp do we want it how friendly do we want Gabriel to feel you know what does he
30:40
look like as we push different styles and try to land on one and and I think too like one thing that
30:45
you could probably like note here too is that like you know um Gabriel's getting a little more fantasy look to him and so
30:51
did like you know so to Nok in in that last slide and that's another thing too is that we we do want to make it clear
30:57
that this is not earth we are on another planet this is another world um you know again
31:03
um you know think of like just a fantasy story like you know this is this is not this is not we're not trying to say this
31:08
is like actual human history anything like that you know this is this is a fantasy story that we're inspired by
31:14
um Luke Luke here in the comments Mr Simmons uh he said this is how the story
31:20
of Noah should be presented not a cheery man in a boat with animals actually yeah like because the pro and and here's why
31:28
one of the reasons why we actually felt that it was a a good move to move into
31:33
fantasy because actually there are a lot of people that wouldn't accept the true story of Noah like they just would they
31:40
all they know is that story of a man on a boat with animals that Nursery story
31:45
and and so to bring this thing that I mean as I've spent time you know just
31:51
diving into the to the to the Hebrew to the to the actual Torah text and then
31:57
the other texts that those same people would have been reading at the same time like dude the story of Noah is

32:02
phenomenal it's enough it's a in that world the anti-deluvian world
32:07
it would if I think if any one of us could time travel and go back to the actual fertile crescent and the deluvian
32:15
world it would look and feel like a real fantasy world in my in real life I think it would I think it would feel like a
32:20
fantasy world because it would be so unlike anything you've ever seen I mean it
32:27
no for sure and you know it's one of those things too you know where like uh you know like there's there's stuff in
32:32
our show that might that might be kind of like magic a little bit right but it's like if you look at you know things
32:39
in the Old Testament like if if people were around Moses and they saw Moses using his staff and I'm like that's a
32:46
wizard staff it's manipulating water it's changing shape it's turning the
32:51
water in into blood I mean it's doing all these crazy things people would have said that's magic yeah Moses hits a rock
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with a staff and produces water I mean yeah if I were there I would have
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been like that guy's Magic we got a magic uh leader our Leader's Magic
33:10
all right so this is where we start to explore color um they're actually drawn uh by
33:17
um uh an awesome an awesome guy from the studio that we we've been working with
33:22
uh who did actually work on Dragon Ball himself uh so that's a cool little note
33:29
um we can move forward all right so then you start to then you start to get into what is this what are the designs like
33:37
what actually what how where do you land and so you can go forward to the next one you get your lines
33:44
you get your Shades go forward to the next one and then you get your colors uh and you
33:50
begin to develop the look The actual look for this for this for the show uh

33:55
you can go forward yeah so same you get you to go through
34:00
the same process with all the characters right so we got there with Namay'ah and we got her to a look that felt consistent
34:07
Nok we get him to a place that feels consistent you go forward I think the
34:12
next thing yeah and then you get that great promo art that you finally land on promo art you know where it's like oh
34:18
there it is you know the cast The Three you know the trio and look how great they look all the work literally I mean
34:25
two years of work to get to this um and it feels great man
34:31
yeah yeah it it it it really does we hope you guys you know like where things are landing you know like as as you
34:38
probably been seeing throughout this whole thing we've been asking really tough questions and just searching to get the best iteration of these
34:44
characters to to tell the best story um you know and and that's something that we'll talk about um we'll talk
34:49
about another live stream of like kind of our storytelling sensibilities I mean like I've been you know mentioning
34:54
Narnia and and Lord of the Rings a lot um but we'll we'll talk about um you know the hero's journey which is
35:00
something that you see throughout the Bible and it's something that you see throughout I would argue like just about
35:05
every great story out there so so we got a question that's actually a really good question is there uh I
35:12
believe it's rock Rock Hill Raquel or Rachel I'm one of these I'm just gonna say everyone Raquel Rachel Raquel one of
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those are right so um or not and she's gonna be like no none of those are right uh is is there a
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special meaning behind the colors you chose for Gabriel yes Daniel The Book of Daniel describes

35:33
Gabriel Gabriel is uh you know uh describes a character an angel that
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comes to Daniel um and basically it's described as a man
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with with gold or bronze skin and it says
35:52
that his hair is white and his eyes are shining and there are some other places that describe Angelic characters with
36:00
shining skin and so I wanted to move with for for our story I wanted to use
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that and like I love the idea of these Hero characters that are literally
36:12
golden skinned or silver skinned or bronze skin just metallic skin
36:18
characters as a kid I always loved anytime they did like a special toy that
36:23
was like metallic version of the toy it was always like way cooler than the regular toy and so I was like what if
36:29
you just started that way what if you just had a whole bunch of Heroes that like they were metal skinned like that would be cool you know so but no no
36:37
Nok and Namay'ah are non-metal skin but um but do you want you want to just talk real quick about how we landed on like
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kind of their look with like you know um the red clay kind of thing yeah so as we moved into you know more
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of a fantasy world was like okay what how do we differentiate these characters even more how do we make sure that this
36:55
feels like a fantasy and we started talking about like well what about like humans the human characters
37:02
um The Mortals what could what could they be and I was reminded of and I
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think I told this a little bit last time but I was reminded of the word Adam which means red Adam Adam it means man
37:15
it means mankind it's the name of the first man and it also means red clay
37:21
right Adama means Earth red Earth and so you know essentially you could translate

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Adam's name as son of red Earth son of red clay and so
37:34
we just ran with it we're like What if they that's like from a mythological standpoint what if they are the people
37:39
of the red clay they're red clay people uh made of clay from their perspective
37:44
maybe literally right but they've got this reddish skin you know we wanted to push fantasy so they've got the pointed
37:50
ears like we you know thinking like Hyrule the People The Mortals of Zelda
37:56
uh you know Hyrule like they've got elf ears which is cool um halfling ears uh and so but yeah that
38:03
that idea of that you know really getting that ruddy the ruddy complexion as it's actually translated in in
38:09
scripture David was considered Ruddy they called David a ruddy a ruddy fellow
38:14
which just means so sometimes you know not always yeah
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he's embarrassing yeah um
38:25
keep it rolling all right this is I just included some uh of some of the art uh
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that we got from our storyboard artist because we were talking about characters and I just wanted to show like some of
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the concept work that we are having done by uh an amazing dude and then
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Christopher Parker uh he is an extraordinary artist an extraordinary
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Storyteller and we we locked him in he's on this team awesome in every single every single
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he's got he's got ideas and shots and things for every single moment
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yeah yeah the dude is wickedly talented and uh what you're seeing there are some of
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his ideas for the environments um so like those those like those gray like the gray on like images on the left are
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some of the ideas for environments and on the right those are some studies that he's done looking at ancient world art
39:23
um so again you know like one thing with our story is that um we are playing in this anti-diluvian era so there's going
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to be a lot of cultures that are you know not great like they um there's
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gonna be some dark dark cultures that our characters interact with just like there were back then you know
39:40
um and there's going to be cultures that are worshiping you know god like you know little 'g' gods there's going to be
39:46
cultures that are you know uh believe in you know monsters Giants and all kinds of crazy things
39:53
um right just like in the actual Old Testament I mean
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our characters come across like like the our Hebrew our heroes in the actual
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Bible the biblical Heroes come across other cultures sometimes they're bad sometimes they're not bad they're just
40:09
other cultures and they worship other gods right like that's just that's the culture uh there's there's bail and
40:16
there's you know a lot of different uh Gods that show up as beings that other cultures worship now
40:23
whether you believe those were Fallen beings that were pretending to be gods or whether they were uninhabited totems
40:31
that's fine I mean we're that's why we're playing in the fantasy world you know um someone asked a good question
40:37
here besides the Bible and historical texts what else has inspired the
40:42
development and writing of the show what do you think David I mean I I would definitely say just
40:49
studying uh studying ancient history um I I mean I was saying like on a personal level
40:55
um we we developed this this whole way that like our uh essentially like there's I don't have a better way to say
41:01

something say it like our magic system but the way that extraordinary things happen in our show is based on Nikola
41:09
Tesla's ideas about the ancient Egyptians and uh and and frequencies and
41:15
vibrations and stuff like that and so I would say that you know the ancient world um I would say some of the
41:20
writings of of Nikola Tesla when it comes to the fantasy elements it's like you know okay how do we create some like
41:26
interesting fantasy stuff that we haven't seen before um and so you know those things were definitely inspiring
41:33
um and then I would say like from a storytelling perspective um definitely just like you know
41:38
classical storytelling um one of my favorite writers is a guy named Brandon Sanderson and I've read almost all of
41:45
his books and and um he just he is so just so great at tell these epic stories
41:51
I mean like really truly epic stories where he just he beats the heck out of his characters he he he throws him in
41:59
the ditch and just like Stomps on him and um and and they just just create this really incredible Narrative of real
42:06
heroes that come out of really tough situations and it's just stories are just they're awesome they're super
42:11
satisfying that's awesome and um you know so for me that's one of one of my Inspirations you could say yeah I'd say
42:18
I'm inspired by Punk like any kind of mash like when you get like you know steampunk cyberpunk like anytime you
42:26
take these two things especially one thing that is supposed to be one way and
42:31
then you take another thing that's another way and you go what if those two things existed in the world um one of the things that were I think
42:37
we're really excited about is playing around with our clerics which are kind
42:42

of like the Wizards of our you know Lord of the Rings wizards not Harry Potter Wizards but like they're the they're the
42:50
they're the you know they're the um wise ones of of our show they're the
42:55
they're the they're The Mortals that still follow the ways of Ayah the Creator but we're playing around with
43:02
this idea of like fantasy Cowboys Western inspired like what if they were kind of Western inspired what if they
43:08
had some like um and so I mean that's mashing that up what what's what's that happen when you
43:13
get a wizard that kind of looks like a western character what's that look like
43:26
oh I was I was gonna I was just gonna say sorry to cut you off I was just gonna say that yeah and we'll have some cool stuff to show pretty soon I I think
43:33
I think ended next week um we'll have some pretty cool stuff to show on uh on the clerics that Jason's talking about
43:39
that that brings us to the to one point one thing one something someone asked about
43:44
Giants someone literally like a bunch of people are talking the comments they're like is there gonna be Giants they're Giants there ought to be Giants in here
43:50
what do you want to say about that David is definitely going to be Giants there's there's going to be all kinds of giants
43:55
there's yeah so yes Giants are are really the our first season one those
44:02
are the bad guys those are really for the most part those are who uh you're they're you know the Gabriel's first
44:09
fight in episode one is gonna be with a giant um and uh you know a giant that that has
44:17
somehow entered into the Unseen realm you know somehow it's gotten where it shouldn't be
44:22
um and and that brings us to malacross which I think we're going to talk a little bit we don't want to reveal too much this this is a mysterious character
44:29
as he should be but we're not gonna lost you we've got a really really great plan for this
44:34

character really like it but uh Malachross is essentially
44:42
inspired by a Sumerian um soothsayer or Sumerian wizard um
44:48
that's that's that's some of this over here uh this is some you know Sumerian masks and uh so that's this is where
44:55
this here in the middle is where we uh kind of landed but uh David you want to
45:00
talk about what what Malachross does and how it connects to the Giants yeah sure um so the very first episode
45:09
um I think probably around I think about the middle of the episode I think um we
45:15
we just locked in the episode one script recently and we're working on uh storyboards for it right now
45:21
um but you're gonna get to meet this guy for the first time and you are going to see that he is extremely powerful and
45:28
he's in a very dark place um so one of the things I want to talk about more is is that the Trees of ARA
45:34
there's 12 Trees of ARA and these trees are incredibly powerful they they are
45:40
um you know like they're almost like um like atomic bombs like nuclear reactors in this in this world and Malacros has a
45:49
tree that we're going to see in episode one that's in this Tower that's very strange I don't want to give away too
45:54
much but I but yeah he's he's really powerful he's a very mysterious dude
46:01
you will learn more about him um
46:07
he essentially you know he in one way or another he has a hand in bringing these
46:12
Giants to the world um and so so there are giants and we
46:18
call them the chaos Giants and um yeah so I I think that the only other
46:24
thing we should talk about probably is our big announcement
46:29
right which oh oh oh the um Galaxy con

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[Music]
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thank you
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[Music]
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thank you
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[Music]
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[Music]
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[Music]
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[Music]
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[Music]
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thank you
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[Music]
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thank you
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[Music] hey guys Jason Moody creator of David
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and the Guardians you may see that I'm not in my normal dungeon uh in the
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basement you know I'm at Galaxy con Austin uh we're doing our first booth
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and we're doing our first panel we're going to be announcing our cast the actors it's kind of a secret but we're
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going to be in announcing it at a panel here at Galaxy con tonight it's going to be amazing uh so if you want to support
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this project go to angel.com Guardians and you can support us and learn more
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about this project it's going to be an awesome day what this is James Taylor
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[Music]

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[Applause] [Music]
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thank you
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[Music] thank you foreign
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[Music]
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we've had a wonderful reception here by the fans we're getting ready to go upstairs for our panel where we're going
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to reveal the cast we've got a lot of support from people walking around coming by the booth telling us how much
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they're excited to see the show and that they love the idea of an anime based on Hebrew scripture
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you can support us by going to angel.com Guardians and letting us know how you
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feel about the show
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hello Galaxy con
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thank you all for being here and staying late so you can see this amazing panel
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here I am Christy Blanche but I am going to introduce you to James James Arnold
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Arnold Taylor Taylor thank you Christy hello there
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[Applause] oh yes [Applause]
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I say hello there you say hello there right hello there
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oh you're so good hey this is fun huh Welcome to Austin how many folks are
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from Austin here one or two how many drove a long way how many drove a really long way
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all right that one dude yeah all right totally well I am so thrilled to be here
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because this is something new and exciting does anybody know what we're going to talk about tonight anybody at
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all well it is a new show and you know I've been very blessed as an actor I'm a

5:40
voice actor and that means I spend my days in little padded rooms talking to myself they used to call it crazy now they call
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it lucrative and um and I'm blessed to do it I've been a lot of different characters and a lot of people ask me
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then uh about what I do for a living and they always
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say well have I seen you in anything so people say have I heard you in anything to which case I say well I've been Jedis
6:08
a Johnny and a jack that's Captain Jack Sparrow a mouse a dog and a cat hairball
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a caveman some villains a mini weed too in Guardians of the Galaxy I'm Cosmo and
6:24
yondu in video games I'm ratchet it's true but there are also many others that I'd like to tell you like Titus and
6:31
Spider-Man Silver Surfer Magneto Gingy Prince Charming Cowabunga there's Leo
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the minions are and a Transformer too I voice them in games they're great fun to do but
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sometimes celebrities can't provide their own voice so I jump in and give them a choice like Great Scott it's
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Christopher Lloyd or James Earl Schell Andre the Giant or Christopher Walken when they need more cowbell wow but wait
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there's more like this stuff that you hear at the end of the show when the credits are near it's Animation Domination Sunday 736 30 Central on Fox
7:06
in closing them also that voice it comes on that speaks really fast for us it's there then it's gone offer expires November 30th these tour for details
7:12
batteries not include with extra subscribe member FDIC use only is directed yes it's all a part of the
7:17
crazy vo that makes up the life of a voice acting Joe like me so that's a
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little sneak peek of what I do in the studio doing some voices there was supposed to be some music with that but
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it didn't it didn't come on but that's cool all right are we having a good time

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so we know the time Obi-Wan Kenobi and you know I'm Jedi Master Pro how
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many knew that did you know that blue cone we got some flocoon fans I still want the placoon spin-off don't you I
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want yeah I'd also like to see The Duchess and Obi-Wan when they were younger but that's another story for
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another day that's not what we're here to talk about we're here to talk about something very cool and you are going to
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hear it maybe for the first time tonight but it's called Gabriel and the Guardians and it is a very very cool
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show and it is we're going to bring out actually we're going to bring out the creator of it and one of the producers
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of it would you like to meet them and learn more about Gabriel and the Guardians oh come on now
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let's learn about Gabriel in the Guardians let's bring out Al Moore he's a Founder producer and animator of
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Gabriel in the Guardians Al where are you come on let's hear it for Al there he is
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and the creator of Gabriel and the Guardians the founder and art director as well Jason Moody Jason there he is
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he's the guy that helped me with the video earlier look at that are we gonna sit are we gonna do like a standard
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panel sit down and look really important well you know when I was making this I really wanted you can do all that stuff
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Jason welcome guys thanks for joining us here and uh say hello there to your new
8:54
fans right hello hello okay so Gabriel and the Guardians we
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could talk about it we will talk about it but would you like to like give them a little tease first what do you think
9:07
you guys want to see a little of what it's all about okay let's take a look at a little
9:13

teaser trailer as we call in the business because we're gonna make sure that we've got sound on yeah let's make
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sure we have sound long ago the world of Aura descended
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into chaos and Paradise was lost false gods from The Unseen realm
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deceived the people of ARA stealing their Birthright Mortals roam the Wasteland hopelessly searching for
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purpose
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brings us to me a Celestial Garden sent as a light piercing the darkness my name
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Gabriel woohoo it's Gabriel
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Gabriel and the Guardians hey here's something you're going to notice about Gabriel and the Guardians it's got a
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real kind of anime feel to it and that we're going to get into that as to why but first Jason what inspired you to
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make this show um well I'm not from the industry I
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don't I never worked on uh on a show before or anything like that I was uh working as a banker
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I'm not actually a banker but I did work at JB Morgan Chase as a media developer okay uh it's just more fun to say it is
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yes I was a banker that turned into an animated
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yeah and uh I just found myself with a lot of
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nobody else can relate to that I'm sure right we don't have any and um you know
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what happened was uh as I started to um fill that time with
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some listening to some podcasts and reading uh and spending some time in the
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Book of Genesis yeah I found uh it fascinating actually and um I started
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drawing characters and imagining a fantasy world inspired by these things
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that I was reading and over time it developed into a story then that's kind

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of where it started that is awesome and so I think the one thing that's really inspiring is so many of you folks come
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up to the table and you say hello there and then you say I'm a Creator I'm an artist I'm I'm I've got dreams of doing
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these things and I what I love is is Jason did it and he's here now on the stage talking about it with you all so
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be inspired and also you know never give up on the dreams that you have out there too and that's always really important
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and Al you have worked in animation actually for a little bit of time yeah
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can you tell us a little about your history yeah I've worked on a few shows you probably have never heard of
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I worked on a lion king Pocahontas Lilo and Stitch Brother Bear uh
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a few shows in the 90s I don't I'm not familiar with those yeah anyone or anyone heard of those before
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[Applause] yeah so what Drew you to Gabriel in the
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Guardians so story uh what happened was our our other
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partner isn't here right now but um his name is David Cunningham so there's
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three there's three of us my my wife calls us Triceratops but um
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yeah he uh he sent us or he sent me a copy of the script that he was working
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on with Jason and he was like Hey give this a read because we used to work together at another studio for eight
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years and he said just give me this is a project I'm working on taking take a look at this see what you think about it
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you know and give me your feedback Jason was that a specific idea to you that you thought I want this in this style yeah I
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mean I I grew up on anime love it um and I
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in particular my I passed that honestly on to my daughter who is now a huge
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enemy fan you know really into my hero Academia and a number of Slice of Life animes
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um and so you know it comes honestly I've been you know I was a huge Trigun
13:31
fan a huge Dragon Ball I'm not a shame to admit I was a Dragon Ball Z fan
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um and uh and so that's just always been really kind of deep in my art style yeah
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and so you are the artist behind all this as well then yeah I did all the
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concept designs and and actually work so we've partnered with an actual uh overseas Studio that works on animes
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such as magalobox such as Lupine the third Pokemon Sun and Moon and they've
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taken my Concepts and redesigned them and given them that flavor further push
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it even further because I think that that's also kind of the thing is people well okay it's American but it's you
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know it's paying homage to anime it's influenced by anime it's inspired by anime you can say all that but at the same time if you're looking at it you're
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thinking this is an anime show and I think that that's the coolest part of it because it's it's it's put together with folks that do that on a regular basis I
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think that would be the hope I think that we we want to honor
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um anime as best we can and and show that this is a love letter yeah
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um and in that we ended up finding a studio that really loved the concept that works on actual animes and said we
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want to be a part of this and so that was just a really cool thing it is very cool now it's about a lot of this show
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is about identity as well I don't know if either one of you want to jump in on that and kind of explain because I think
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identity is kind of a key thing in this this day and age now we're all kind of searching and seeking and trying to find
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out who we are and what we you know I I personally have had my own identity stories in my life where I found out some interesting information about
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myself at a very late age in life and also when you do a lot of different voices all the time when you're
15:14
constantly being Captain Jack Sparrow or or a Hiccup from How to Train Your Dragon or Christopher Walken as I said
15:21
or whoa wait a second doc you mean to tell me that I'm not Michael J fox okay wait um when you you're dealing with being a
15:29
bunch of other people you always kind of wonder who the heck am I and I but I what I've found is meeting beautiful
15:34
wonderful fans as yourselves we're all kind of looking for that and is that that was a key factor for you with this
15:40
right yeah I mean you know having teenagers um watching them Meander through high school and and have
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at every turn different things that are vying for a
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piece of their identity and trying to tell them what they should or shouldn't be right you know I think that what what
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we found is that it would be great to um you know at our core what what what's
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a what's a theme that everybody I remember being in high school and yeah trying to figure out who am I yep the
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question Who Am I who am I going to be and and do the things that I do
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do those determine who I am yeah and and so I think we
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wanted to wrestle with some of those things and you know we don't want to tell anybody what their identity is sure
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but we do want to say you should be finding your identity yeah I see that I have a podcast and I I um
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say you know know what you believe and why you believe it because you you got to know what you're all about and why
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but so speaking of me because I like that topic I kid I kid now
16:54
um I I'm in this show that's pretty cool I like that part
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um and I played you guys want to know who I play or what I what I'm about [Applause]
17:06
we're not going to tell you that but no uh so can you tell me a bit about who I
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play either one of you I don't know you want to jump in and introduce them to we have a character called malakross
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malacros sounds like a friendly fun guy yeah and malacross is our season one
17:25
villain oh wait a second you mean James gets to
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play a bad guy for a change that's pretty cool yeah I was gonna say a shift right yeah
17:36
I I really loved the opportunity to get to play somebody back would you all like to see me play a bad guy from once in a
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while and yeah it's okay good oh my that big guy right there so yeah so let's see
17:48
so there are these big giants yeah well sure Typecast again look at me I'm
17:55
huge okay that Master is not that guy no but
18:05
that guy's cool I like that guy can I be that guy oh okay bummer all right
18:11
oh okay yeah yeah although Red's not usually my color but
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uh this is the guy that discovers how to take
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create Giants from the DNA okay I like it I wonder what he sounds like I know
18:32
what he sounds like but I don't We're Not Gonna We're not gonna get there yet no well he sounds like a very cool uh
18:40
cool dude you know somebody you want to party with someone I want to hang out and party with but there's another
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character in this that um his name is knock
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right now that would have to be somebody voiced someone you'd have to get
18:56

somebody really special to voice a character like is like one of the main Heroes of season one okay
19:03
so for somebody special like that do you all think they would need to go with somebody that's kind of well almost like
19:10
a chosen one right I I think so in fact do I hear some
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knocking from backstage is that wait a second is that Anakin is that ladies and gentlemen Matt Lanter yeah
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all right there he is I told them I told him I I had to use the joke knock knock
19:34
yes you take please please Anakin sit down yes hey guys he would have just force pushed
19:41
me out of the way anyway okay okay all right hang on so pretty cool we get to work together again I know I can't wait
19:48
and I just found out that you're the bad guy yeah maybe I'm a good guy you're a good guy I might get the it's Switcheroo
19:54
wow yeah killing or I don't know so that's him look at why do you have more
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muscles than me I don't care that's always kind of the way it goes look at you he looks like a hero he does look
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like a hero Typecast again for you yes so Matt do you have questions about
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knock well I've got so many questions yeah I know what questions I'm allowed to ask
20:21
yeah so uh something I did see you spoke about the Giants yeah no can you tell me
20:28
a little bit about Knox relation to the Giants yeah so you'll want to First wanna one of Knox first lines is my name
20:36
is knock of the bakura tribe and I kill Giants
20:48
[Music]
21:01
Matt and I have spent you know two decades working in Star Wars basically where you can say nothing about anything
21:08
at all so we're always just like people like how are you you're like I don't know ask George Lucas this isn't a Marvel

21:16
show but I feel like Kevin feige almost came out and Drug you off stage yeah
21:21
so the the the the mother yeah so there's there's some there's some stuff with the mother okay all right I got it
21:28
got it got it all right yeah not in the sand or anything no sand people he actually
21:35
loves Sam he loves and you get to play somebody who loves sand fridge
21:42
oh thank you sir I got a chair look at that okay all right well so okay so knock uh yeah
21:50
Al did you have anything you were you gonna see real quick I do want to say I don't I don't think that that's a huge thing so he has driven to kill Giants
21:58
because I'll let you say it because he watched his mother be eaten by a giant yes oh yeah that'll do it I mean I think
22:07
maybe he's got some some anger or something some anger issues there yeah and so he's he's been selected to become
22:15
a cleric the clerics of the pakora tribe are you know not supposed to seek
22:22
revenge or they're they're following the ways of the the old ways of the Creator and uh yet he is he is driven to
22:31
secretly go out and try to seek revenge um and so he's kind of caught in between I mean who who hasn't been caught in
22:38
between the thing that they want to be yeah and the thing that they are currently existing in I thought you were
22:45
going to say caught between like you know a giant and another giant if I had a dollar in a hard place I'm five foot
22:52
four I'm always yeah oh oh yeah there he goes he's getting the hang of this now
22:57
right we're loosening up here all right Gabriel in the Guardians ladies and gentlemen okay very good so uh very
23:04
exciting now we will be you know recording together again back together again doing voices together again doing
23:11
characters and and there's there's a lot of exciting stuff but

23:17
we're gonna let you go yeah you were like the big are we
23:22
excited that Matt Lanter is going to be in this now I [Applause] [Music]
23:28
you guys do have you don't have any footage of him right so we're not going to show any footage of him in action
23:33
we're going to show some other stuff because we even have other people to talk about that are going to be on this show so we're gonna let you go on with
23:41
your your evening and I'm just going to sit there and watch you guys talk about it because I'm interested oh well you
23:48
can be with us if you want I just wanted to give you your evening so Matt will be here tomorrow as well y'all gonna come
23:54
by and say hello to him at his Booth I'm right next to him so then you can say hi to me and then there's this gal she's a
24:00
newbie Ashley Eckstein you haven't heard of her she at this very small line that nobody ever waits to get her autograph
24:07
it's very sad but the three of us in fact the three of us have a clone wars panel tomorrow I believe on the main
24:12
stage as well and so uh be looking for us there because we have a lot of fun when we do that we'll take your
24:17
questions and answers and stuff too but other than that you're just enjoying Austin uh yeah yeah okay I'm enjoying
24:23
watching you host this awkwardly watching me okay well ladies
24:29
and gentlemen the new star of Gabriela the Guardians Matt Lantern let's hear it
24:34
for him oh you've got you on your shirt too look
24:39
at that he's on his shirt mine's this mine's good I like that but
24:45
I'm not on the back of my shirt guys that's in your lunchbox oh okay it's on a lunch box we got lunch boxes did you
24:52

know that thank you Matt all right all right fine you can go now I like this because I actually get it all right Anna
24:57
can move along Move Along move along it's always about Anakin there he goes quietly off the stage oh he's literally
25:05
just sitting right there wait a second oh and he didn't know anything's back
25:12
he's back this is like this is day to day with me with him this is it you know
25:18
he we live near each other Matt and I and he actually bought a house higher
25:24
than mine he lives up on a hill I'm I'm not making this up
25:34
High Ground [Applause] [Laughter]
25:40
don't try it all right so true okay I'm gonna move
25:47
back over here all right guys are we having fun are we learning about this it's kind of really it's you know it's
25:53
really cool because it was like okay how do we talk about this how do we introduce this whole thing and show uh
25:59
this new show that's very different again it's not Star Wars but it is it is so cool and it is uh again inspired by
26:06
anime which I love but Al you've gone from working in all aspects of Animation
26:12
this is a very different style for you can you talk a bit about that for a second yeah I mean it's it's well the
26:19
good thing about it is it's a different style as far as anime versus what I was doing at Disney but what we like about
26:26
this or what I love about it is that we all decided we wanted to do 2D because
26:32
uh you know the hand-drawn art form has kind of gotten a bit lost I know I know
26:37
in Japan they do it a lot but here in these states it's kind of switched over to a lot of CG and um
26:45
you know it it really showcases I think
26:50
uh you know what let me put it this way and I don't want to offend anybody but

26:55
to me CG is a little clean looking you know it lacks the um human interaction the human
27:03
except for Clone Wars of course yes hey now
27:08
yes no I know I know no and and so you know we wanted to
27:13
bring it back and and do the uh do a 2d show give it a classic feel some of my
27:19
favorite Disney movies are the ones where you can really see the line work oh yeah you can
27:24
just see 101 Dalmatians yeah it's great and as far as anime series
27:30
will we see any parallels in this show from things that have inspired you guys
27:37
can you give us any of those or anything what what inspired you what are some of the ones that you guys
27:43
uh yeah well I mean you know as I said Trigon I think that there's a something really awesome about the story that's
27:49
told in Trigun um and and the the this narrative about
27:57
family yeah you know um and so I you know inspired with that obviously like I watched avatar The Last
28:04
Airbender yeah and so it was great avatar The Last
28:09
Airbender was awesome because I watched it and then when I had kids I watched it
28:15
with them my two daughters yeah and then I had two sons and you know and they're they were the
28:22
next ones and then we watched it again with them and so we've watched it as you know three times through uh and did you
28:29
hear all the parts that I because I did a couple of characters in that show did you always go hey there's James
28:34
yeah I really was in that shirt I'm no D Bradley Baker but
28:43
um and so I think that what what Avatar does awesome is Avatar has this great
28:49
this great hero's journey yeah and these great characters and then it it just

28:56
effortlessly weaves in this deep texture of
29:02
um culture and and philosophy you know uh you know the a lot of Buddhist
29:07
philosophy in this beautiful way and so you know as I was finding a lot of life
29:13
in particularly the Torah and reading some of the ancient Hebrew scriptures I
29:19
was like well could could you do that same thing with a fantasy story but use the other scriptures as you know some of
29:27
the grounding of philosophy somewhat like Lord of the Rings or The Chronicles of Narnia where again they're almost you
29:33
know uh not analogies but they're really allegories almost of of you know Biblical scripture in that way yeah well
29:39
yeah what's cool about Lord of the Rings is that Lord of the Rings does the same thing yeah the Lord of the Rings takes uh you know Celtic Norse a lot of um
29:48
those those ancient uh European mythologies yeah and folklores and
29:55
weaves it into this fantasy world and so again it was like well could you do that with some of the
30:00
some of the Mesopotamian you know Sumerian and Assyrian and Semitic Hebrew
30:06
proto-hebrew cultures and and myths and legends and lures and what if you had a fantasy
30:13
world built out of that it's very cool so uh I see is she on the screen there
30:18
yeah speak of Sumerian yes uh a voice to be a
30:24
TBD that's a different actor I don't know TBD yes TBD that is to be determined so nemea is uh they're just
30:32
one of the main characters one of the main characters and and so we will and there may be we may have some uh other
30:39
folks that uh we know you know coming on and doing some voices where uh there's some other surprises and maybe some
30:45
other characters that will surprise us yeah and but but let's let's also talk
30:50

about we've we've kind of danced around it's the show is called Gabriel and the Guardians
30:56
so who's playing Gabriel we heard Gabriel did anybody recognize Gabriel's voice
31:03
nobody oh I see if you oh I think I just heard somebody say
31:08
a very very famous anime actor a very very awesome uh singer and actor and
31:15
performer and uh oh you just gave it away right there Johnny Young vosh is playing Gabriel we
31:22
have any Johnny fans here in the crowd well do we have
31:29
any Johnny in oh wait oh there he is ladies and gentlemen it's Johnny
31:34
youngbosh live patiently waiting for his moment to
31:39
finally be able to talk about he has been the most patient man in the world he has been waiting forever to say guys
31:45
let me just tell you he's got like hundreds of thousands of fans all over the world and he's like I just I want to
31:50
let them know about this and let's let him talk finally because he's there live Johnny can you hear us
31:58
hey [Laughter]
32:06
I can hear you all right I can hear you awesome well you're here you're live
32:11
with us man I'm so proud they're looking at you can can he hear I'm a giant face on the screen
32:19
so big um hey everyone uh Johnny here sorry I can't be there but uh really excited
32:26
about Gabriel in the Guardians and uh I'm assuming you showed them a bunch of cool stuff
32:32
we're going to show even more yeah let's show some more stuff okay
32:38
I don't know what you showed yet but uh stay tuned everyone but uh I'm excited for this uh this this
32:45
should be a lot of fun and uh I'm excited about the project and working with the cast and yeah I'm just looking
32:51
forward to the story yeah thank you man and then Johnny you also may or may not

32:56
be uh he's doing a little music on this too right is that okay to give away yeah
33:03
oh yeah is it
33:09
[Laughter] so so Johnny uh for those of you who
33:15
don't know is an awesome musician and has an awesome band and uh he offered to
33:21
do a theme song for us and so yeah we're going to show you that to you guys here in here in a little bit
33:28
I'm glad I'm not there for that makes me nervous
33:36
well we are so excited to have you as a part of this especially the lead Johnny
33:41
it is so exciting and so cool I think everybody here is excited to that they've seen a little bit of you we're
33:46
going to show them a little bit more here in a second but we wanted to make sure that you could come on and say hello there to everybody
33:53
oh awesome well hey thank you so much for being there thanks for uh showing this project some support
33:59
um and yeah make sure I'm sure they've said it already but go check out the table and get more info and uh yeah just
34:06
help us spread the word all right ladies and gentlemen Johnny
34:12
Young boss the star of Gabriel in the Guardians there he goes
34:17
technology at its finest look at the support guy he's like been waiting the whole time like okay Obi-Wan speed it up
34:23
dude he's been in that Zoom room since eight o'clock oh my gosh oh God bless
34:29
him okay man I should probably show do you want to show us some more you guys want to see a little bit more of this
34:36
all right okay so you you said trailer at the beginning and that was Johnny you probably figured
34:42
that out and then this is our Johnny does have some he he calls him efforts I
34:47

assume you know what that means yes audio five just him going
34:56
does he do this yeah some of those I love those those are fun
35:02
all right so we're going to show this yeah let's take a look you guys want to see it so let's take a look
35:08
[Applause] foreign
35:14
ago the world of ARA descended into chaos and Paradise was lost
35:19
false gods from The Unseen realm deceived the people of ARA stealing their Birthright Mortals roamed the
35:27
Wasteland hopelessly searching for purpose
35:35
brings us to me a Celestial Garden sent as a light piercing the darkness my name
35:43
Gabriel
35:52
awesome all right there he is you think he's eaten and then he's fine yeah he's
35:59
just playing with the Leviathan yeah that's awesome okay very very cool now okay so let's talk a bit about how are
36:07
we going to be able to see this now this is um this is going to be done through Angel Studios correct I don't know if
36:14
you all know Angel Studios sound of Freedom The Chosen yeah and they have a streaming so what's really
36:21
cool about what they do is um they they support creators uh and so they have a
36:26
platform where they allow creators to connect with fans to partner together to
36:34
create something and so that's part of the part of the the model if anybody is familiar it's it's kind of like
36:40
Kickstarter but it's a little different because yeah there becomes a potential for an opportunity for the fans to get
36:48
ownership in the show and be involved and pay it forward and have other people see it and it just kind of keeps moving
36:54

forward and forward from there so it will be streaming more than likely than on there yeah we're looking their
37:01
platform and we're looking at some other very traditional I don't want to say the name but some very popular traditional
37:06
anime streaming platforms where you will be able to catch this show as well yeah yeah okay all right so that is awesome
37:14
okay so now now the big question for you Jason you were a fan and now you're a
37:21
Creator what has been your experience for all these folks out here that want to create their own stuff as well too any advice for them I got great advice
37:27
for you guys okay don't well get used to sending people
37:32
messages just a lot of messages to people and to be comfortable with that and don't be
37:39
afraid to break the rules because that's like the what they're going to do is tell you oh and I had always heard is
37:45
like you know you you you need an agent you got to do this to get in to get past
37:51
the Gatekeepers and um you know I I've been told that since this started how
37:58
did you how did you talk to how did you give us now I was like well I just I didn't know the rules
38:03
yeah I just messaged people on LinkedIn I said I messaged before I went out and looked on a show that I liked and looked
38:09
at the producers and went oh I'll find that guy on LinkedIn went on LinkedIn messaged him yeah sometimes they
38:15
responded back and said who are you yeah sometimes they responded back and said sorry I can't look at anything without
38:20
you right no solicited material but but if you do it enough
38:25
yeah somebody answers someone eventually will answer and they'll go hey yeah sure
38:31
I'll look at your thing and that's exactly how it started well he's kind of even like with us we met through a
38:36

friend because I had just finished producing a movie and a friend of mine is Dan Hazeltine from the band Jars of
38:42
Clay and Dan is friends with Brad your friend and who is involved and so then
38:47
it was okay well James Arnold Taylor is this guy over here and maybe you know him actually I got a funny story I was
38:53
gonna say okay there is a funny story about that so uh Brad uh Brad's a good
38:58
friend of mine but I met him because of all that same thing knocking down doors yeah you know bird dog in the old school
39:04
way and eventually someone gave me Brad Brad's name and and and I connected to
39:11
him and he is the business manager for a band called 21 Pilots yeah and so he
39:16
basically like after we we became friends and and he was like dude I really like this project I think this is
39:22
really cool I have a passion for helping artists you know and kind of looking at the kind of the alternative route of
39:29
getting things made yeah Indie style and and so uh but he basically was like I
39:35
want to introduce you to Dan hasselton and he did and so when I met Dan and was like Dan was like you know I got
39:42
a friend who like does cartoon voices uh so I could I tell him about this and I
39:47
was like okay this is probably like his neighbor yes otherwise some some guy
39:52
that's just like you know yeah and then he sent me your information and I and
40:00
and I I was like hello there James I said you get a LED with that oh well
40:07
that's very nice that's cool and feel important nowadays and then I said hey I
40:12
know Matt Lanter who's still literally just sitting back over there oh
40:18
knock knock how sweet is he to just be sitting there
40:24
well we're just up here you really could be up here I just was I was trying to give you like your life this way now you

40:30
feel the control of it now look at he's like I'm the creator of the show Matt you sit over there James talk monkey all
40:37
right okay so hey if I Say Never Be Shaken what would you say never fall
40:44
okay so that's a new little thing we all need to learn right can you talk to us about that yeah well so that's the
40:51
that's the Declaration of this of the Guardians the celestial Guardians they have this thing that they say to each
40:56
other may we never be shaken and then the response is may we never fall they're shortened to Never Be Shaken
41:02
never fall okay so if I Say Never Be Shaken you say Never Be Shaken
41:09
Never Be Shaken never fall oh awesome I like it okay and so are we learning
41:17
about Gabriel and Gardens you are we excited about Gabriel and Guardians guys I can't wait for you all to see this about
41:24
so like what's the time frame can we talk about time frame or is that like hard to hard to say
41:33
a couple weeks first episode yeah yeah no no so we're looking to go into
41:39
production in the beginning of 2024 and we're doing 13 episodes for the first
41:44
season 22 minutes a piece uh so we're looking to drop these episodes uh first
41:50
quarter 2025 and then they'll come out one after another for 13 weeks but yes
41:56
touch on that between then and now we are we have partnered with a studio
42:02
overseas that does manga and they are working on it on a manga series for us
42:07
that will actually start with a kind of a prequel story and then actually just follow the series just like in
42:13
traditional manga does yeah and so I've got a few of the test pages that I can share here from from it um this is from
42:21
a studio called Studio 9 Lives I think what's really cool about this is you know I know it's just kind of like this

42:26
this small little panel where we're talking about all this and we're kind of you know loose and having fun here with all of it but I I really believe that at
42:33
some point years from now people would be like oh yeah that dude just kind of started in this little you know little
42:38
panel at Galaxy con and thanks by the way to the folks at Galaxy con for letting us really announce this this is
42:45
kind of our world exclusive announcement and they were so kind and excited about
42:50
the fact that Matt and I were going to be involved with this too and so that was gracious of them to let us have this time with you all and thank you for all
42:57
taking your time here as well because I do want to talk about um real quick uh writers so David Cunningham is our head
43:04
writer showrunner and he put together over the summer a phenomenal writer's room okay um so we had he he put
43:11
together six writers from around the country awesome talented guys that they
43:16
we came together and we got into for a week we wrote the first seven episodes
43:21
um and I've got some footage from that oh would we like to see some of that I think so okay let's take a look
43:29
guys take cartoons really seriously foreign
43:34
[Music]
43:42
so Gabriel and the Guardians is like Lord of the Rings meets Seinfeld but
43:48
it's about something all right guys I was going to say this for later but I can see you guys are super stoked for
43:54
this okay so you see the splits happening here right yeah you guys know what this means we got jvcd
44:01
and every time he does the splits huh special power I'm not sure how this fits
44:07
with episode seven where he's not able to do a split but yeah well it's like we want it we want to show that it's

44:13
possible to do the splits and then he loses his splitting power yeah and then he has to get it he has to get it back later yeah he pulls his hamstring in six
44:19
I really like the show because it's kind of like Chronicles of Narnia meets My Little Pony you know with the Twisted
44:25
Ninja Turtles so it's pretty cool
44:30
[Music]
44:36
okay yes I I didn't know you guys were gonna be
44:41
funny I I thought all the funny was gonna be for me hang on that is awesome man so okay Gabriel and Guardians it is
44:49
it is coming soon it is going to have some very cool voices in it it's got some amazing art it's based on some very
44:56
cool uh Source material yes and I'm very fond of quite personally but uh any
45:03
other last words that you have to your your brand new fans here anything that you want to say to them I mean thank you
45:10
guys for coming and just hearing what we have to say I know you guys have never heard of this before and if you wanted to get excited about something that you
45:16
don't know anything about but I really really appreciate you guys coming and being in this and let us share it with
45:21
you you're the first group of people that have seen any of this really yeah this is her brand new
45:27
so if they want to get more information they want to become fans they want to start spreading the word they can go
45:34
down to your booth yeah they come to the booth you could go to uh gabrielandtheguardians.com Gabriel in
45:40
the guardians.com spread the word a ton of Swag at the booth like okay we're dying to give away t-shirts and posters
45:46
and all kinds of stuff stickers yeah that because that's the way it starts word of mouth right start talking about
45:51

this so start spreading the word on it and then hashtag is Gabriel the Guardians hashtag Gabriel in the
45:58
Guardians okay Gabriel in the guardians.com everyone Guardians there's a booth down there you might even see me
46:04
over there saying hello there and uh and please come see them throughout this weekend all right are we all ready to
46:10
support this show yes I believe so I I really all right so do we do you guys
46:16
want to see hear Johnny song I want to hear Johnny singing and knocking out let's yeah let's end on a high note
46:23
here we go let's crank it out there
46:31
[Music]
46:41
said
47:07
[Applause]
47:15
awesome Gabriel and the Guardians Al Moore Jason Moody Matt Lanter One
47:23
Last Time thank you all for coming out checking out this please come and talk
47:28
to us at the booth and come see them at their booth and as well and yes
47:34
yes Never Be Shaken never fall all right rock on May the fools be with
47:41
you too all that too thanks so much everybody thank you guys for coming
47:50
hey guys thank you for joining the live stream I am exhausted but it was a lot
47:56
of fun uh it was so great to announce our cast Johnny youngbosh James Arnold
48:01
Taylor Matt Lanter they all were there it was really fun and I was so glad that you guys got to be a part of it
48:08
if you want to be a part of this even more you can go to angel.com
48:13
Guardians and also go and follow us on Twitter and Instagram and Facebook all
48:19
the things all right and before you guys go we want to show you guys our torch uh this is

48:25
basically our pitch on why you guys should be involved in this project and so from Galaxy con Austin I just want to
48:33
say to you guys never be shaken and never fall y'all
48:41
the anime industry has made billions of dollars across the world at least it has for a few fat cats
48:48
and while I love knowing that my hard-earned money is going to those in need
48:53
[Music] isn't it about time we got our own piece
48:58
of the pie now for what may be the first time ever we can not only watch quality
49:04
anime but become owners and share in any potential profits and if you're wondering how big the
49:10
anime Market is click the link below or go to angel.com Guardians to express interest and be among the first to know
49:16
if an investment goes live the US anime Market is the fastest growing Market in
49:21
the anime world and this 28 billion dollar worldwide industry is already
49:26
extremely popular in Japan the Philippines and surprisingly France
49:33
the merchandising opportunities alone are going to be ginormous
49:40
but what is the content of that market look like currently so much of the anime
49:45
we love is shrouded in dark and nihilistic themes not to mention crude and sexually explicit content even ones
49:53
aimed at kids uh what are you doing
49:58
nothing nothing at all don't get me wrong I love me a good Revenge story or a gruesome battle scene me too we know
50:06
but does it have to be so depressing all the time I just wish you'd find yourself
50:12
something more positive to watch mom why are you here you forgot your
50:18
lunchbox moms are so embarrassing but she does have a point what people watch
50:23

is important and across the world rates of self-harm and depression are increasing Gabriel and the Guardians
50:30
will be a message of Hope and inspiration a candle in the darkness but why should you listen to us the creators of Gabriel
50:37
and the Guardians have helped produce some of the biggest animes of all time we've got
50:42
voicing Gabriel who's played lead characters in super popular anime such as bleach Trigun Dragon Ball not to
50:49
mention he was one of the original Power Rangers also creators from other animated stories like The Lion King
50:56
Mulan and Star Wars the Clone Wars we're partnering with Angel Studios the studio behind Global phenomena like the chosen
51:03
dry bar comedy and the wing feather Saga the largest crowdfunded animated family show of all time also sound of Freedom
51:11
which was passed on by Hollywood reached number one in theaters in the USA earning more than 50 million dollars in
51:17
one week that's a lot of Moolah the creator of Gabriel and the Guardians is Jason Moody now I used to be a lot like
51:24
him a lot like him throwing in my Sketchbook every day daydreaming about creating an anime of my own they said it
51:31
couldn't be done they said that someone like me couldn't create an anime but after years and years of training my
51:38
skills to become the best player ever we'll come back to this Gabriel and the Guardians is a story
51:44
about a Celestial Guardian who meets a boastful cleric and a cunning princess as they embark on a perilous quest to
51:50
stop the chaos Giants Our Heroes Race Against Time to stop an impending threat that could shatter their world it's kind
51:58
of like Dragon Ball met Chronicles Narnia pulling inspiration from the Bible Gabriel and the Guardians delivers
52:04

a Fantastical and epic take on those ancient stories Gabriel and the Guardians teaches themes like Faith endurance forgiveness hope and courage
52:12
if you want to be part of this story that unites and uplifts kids and young adults of all different types click the
52:19
link below or go to angel.com Guardians now sit back relax and enjoy this sample
52:25
of our show Gabriel and the Guardians [Applause]
52:37
long ago the world of ARA descended into chaos and Paradise was lost
52:43
false gods from The Unseen realm deceive the people of ARA stealing their Birthright Mortals roam the Wasteland
52:51
hopelessly searching for purpose [Music]
52:58
and that brings us to me a Celestial Garden sent as a light piercing the
53:04
darkness my name is Gabriel

0:03
foreign [Music]
0:11
[Music]
0:21
[Music]
0:26
[Music]
0:35
laughs [Music]
0:58
[Music]
1:12
[Music]
1:32
thank you [Music]
1:40
[Music]
1:49
[Music]
2:10
thank you [Music]
2:17
[Music]
2:25
foreign [Music]
2:34
ago the world of ARA descended into chaos and Paradise was lost
2:40
false gods from The Unseen realm deceived the people of ARA stealing their Birthright Mortals roamed the
2:47
Wasteland hopelessly searching for purpose
2:55
and that brings us to me a Celestial Garden sent as a light piercing the
3:01
darkness my name Gabriel
3:12
what's up guys you got Jason Moody and you got Al Moore what's up Al
3:19
though not much hi what's up with you this is great to be here again it is we're here and we're talking about
3:24
some cool new stuff so uh really cool really cool new stuff

3:31
yeah really cool new stuff um so yeah I'm the creator of Gabriel and the Guardians and uh Al is the
3:38
amazing producer extraordinaire animation expert uh right
3:47
expert I don't know about expert but yes Alexander
3:52
no you are you are you are the creative genius behind this for sure
3:58
oh thank you thank you thank you sir um so well we got uh we got a really
4:03
good uh live stream for you um and we've got a really cool
4:09
um surprise uh announcement today um we're announcing the Maya
4:16
uh some out there may know who we're about to announce because we actually let her the we let her post out
4:25
um from her social um that she's going to be doing this but we didn't post it out from any of the
4:31
Gabriel the guardian socials so we thought it would be fun for it to be a little bit of a surprise
4:36
so but before we get into that I do want
4:42
to uh say we are still testing the waters we are still looking for people to express interest if you think this
4:48
show looks cool we need your help um we need you to go to the to the express interest page we need you to go
4:55
to um angel.com Guardians and express your interest uh
5:01
because we need to um they have this this whole idea is actually about a show that in that
5:09
brings in the fans and brings in the crowd and goes what's it look like to make an animated series together uh you
5:17
guys and us together and when we say together we really mean together we are working on different ways to create
5:23
opportunities for you guys to be a part of the production how how would it sound to be on a zoom call with us and the
5:31

voice cast and you get to hear us do um you know do actual records where
5:36
where you get to sit in and hear the hear the voice actor recording the actual lines for the show
5:43
um what's it look like to sit on a creative call and maybe even get an opportunity to put in your thoughts and
5:49
put in your ideas um those are the kind of things that we're talking about trying to do um and maybe even create some
5:55
opportunities where you get to lend your voice uh to an actual character in the show
6:01
um so when we say we want to we want to do this show with you guys we really mean we want to do this show with you
6:07
guys uh and actually bring in the fans and give them opportunities to be a part of the creation of an animated series
6:13
and give you an inside look at what it what it takes to make an animated series
6:19
yeah we truly want the fans input in this we want you guys to to be involved
6:24
and to to have a say in what's going on yeah and so you you're probably familiar
6:31
with the net with the Netflix model or the Hulu model um where you know everything is
6:36
basically purchased by this by the network by the streamer and then it's all paid for by ads
6:42
um you know this is different uh Angel Studios is really an outside the Hollywood model and that's why we can
6:48
partner with fans to make the show and then you don't have to worry about ads either so that's pretty cool
6:55
um so I mean I think we should probably go ahead and bring on uh who who we're
7:01
talking about here um I'm hoping I'm hoping she's on the other side um is uh do we want to go ahead we can't
7:08
see hey here we go hey Christina V
7:18
s so Christina I know we try to make it as suspenseful
7:24
as possible yeah yeah um and with technology we never know if

7:30
it's going to work yeah I feel like I'm lagging yeah uh just a touch but I think it's
7:37
not bad it it caught up and your your booth looks cool
7:43
thanks I live in here a thousand dollars a month yeah yeah so in speaking of technical
7:51
difficulties people are probably wondering we were supposed to have someone introduce you
7:58
because it happened to me um oh really uh the the call time was in
8:03
mountain time and we're actually oh you don't pay close attention so I was gonna show up late and I was like oh I do I
8:09
was a little late but still yeah you're here on time for us so that's what yeah so um yeah so there's a little bit of
8:16
snafu you know just in case someone's out there being like wait a minute Johnny wasn't yeah he is in it we
8:21
actually just recorded uh the first episode with him today um and and so I think yeah it sounds
8:28
like there may have been a snafu in the timing of um so maybe he'll maybe he'll join soon we're trying to reach out to
8:34
him um so I'm sure it's something along those 25 minutes I bet you these time
8:40
zones are crazy right it's like just it's I never did much traveling before all of this and
8:47
and and now that I'm doing a lot more traveling I'm like it it makes my head hurt trying to keep track of the
8:54
difference one universal time zone I don't care 12 is
9:00
I don't know that that's my just an awesome time one time that's it how many times and it doesn't matter if you're
9:07
four hours ahead or six hours ahead it's the same time for everybody yeah
9:12
that's right actually I think we have that
9:20
you're right um so but so you're playing the Maya
9:27
yes yeah can you talk a little bit about see ya can you tell can you talk a

9:36
little bit about other characters that people may know you bye sure
9:42
um I am most well known for right now uh for two characters um but I play I have over 500 IMDb
9:49
credits but my main ones right now are uh ladybug and miraculous Tales of ladybug and Cat Noir I'm also kilua
9:57
zoldik and Hunter Hunter Hawk the Pagan seven deadly sins Sailor Mars and Sailor
10:02
Moon I'm like looking around my room to see what I'll say I'm in yeah oh uh Mortal Kombat I did a Megan Fox's
10:10
uh fight sounds or battle efforts um and so many more
10:16
yeah yeah I just read I just read about that I was I was talking to my son about that I was like oh did you know that she
10:22
did the efforts and and part of the voice and the latest Mortal Kombat and
10:27
he was like oh I had no idea yeah he I told you before uh the favorite his
10:33
favorite character that you've played is uh Bennett
10:38
impact yeah the game right yep I learned about this from your
10:45
daughter now I didn't I hadn't actually played that game but um yeah so so yeah so I just recently
10:53
watched I'd never seen um miraculous and I will recently just
10:59
as of last night I watched it with my boys they were like we want to watch the movie and we watched it it was awesome
11:04
oh you saw the movie first that's interesting yeah okay I saw the movie first yep yeah so and the show it's very
11:12
interesting between right retelling
11:20
um the show star yeah condent the movie's a very condensed retelling of like all the major plot points and it
11:26
even got to a place where uh the show hasn't gone yet
11:31

oh okay so it moves ahead a little bit just a bit with the with the reveal and
11:36
stuff thanks oh I can't talk about that I'm sorry okay
11:42
we got it yeah
11:47
no one heard that that was nothing um is it true that is it true that you did
11:55
some did you do anything with Power Rangers yes so yeah
12:01
um a few years ago now uh I became the first Canon canonically
12:10
how would I say this yeah I became the first female black Ranger
12:15
okay stranger and um but it was for and this is Canon
12:21
everything is Canon we have comic books we have games but it wasn't a scripted television show it was actually an
12:27
unscripted tabletop show where we had a a lot of the original cast members
12:32
including Jason David Frank come in and play with us uh every week um with these three hour long episodes
12:38
and it was it was crazy um insane experience yeah yeah and and so so but a black
12:46
Power Ranger that would make you in the same you know in the same color line as Johnny
12:52
yeah that's right yeah yeah so yeah yeah
12:58
I don't I don't think so I don't think he's here I think that I think that what is
13:05
interesting is that that's we sort of if you could maybe share like that's the connection is that Johnny uh made you
13:12
know he basically basically reached out out to us and was like you know who I think would be really great for this
13:18
role and then uh then we said well that's awesome why don't you know can
13:23
you see if she'd be interested so could you tell us about what what made you interested oh sure
13:30
um so me and Johnny go way way back um I first met him
13:35

oh my god when I was like 20. we were doing a a web show together
13:40
um so uh Johnny's very like he has my highest regard
13:46
um I like my most respect as a person and as an actor
13:51
um and I saw him I think it was in Long Beach about over a month ago now and he told me about this project and he showed
13:57
me the trailer and I thought it looked beautiful and um I'm really drawn to the art style I love I love the way it looks
14:04
and um yeah so once he told me about it and uh asked me if I wanted to read for it I
14:10
was like yeah of course like anything that you're involved in like I already know it's gonna be top tier and then of
14:16
course I saw uh the character description and the trailer and I thought yeah this is definitely something I'd love to take a stab at and
14:22
uh of course reading about namaya that's she's super super interesting and I'm
14:28
really looking forward to the fans getting to know her yeah yeah well and I mean I think that
14:35
um you know we were actually at Galaxy con uh at Austin Galaxy con yeah and you
14:41
were there and so I think Al went and gave you a little you know said hi and we had a little couple little things for
14:47
you we were like well she seems awesome let's give her a couple little a little some little gifts yeah
14:53
um yeah and uh he's very cool and then um and then you read for namaya and it
14:58
was awesome I mean honestly like we've listened to quite a few people and it was like oh well it helps that you also
15:05
were the best read so like yeah yeah thank you so much yeah it was yeah it
15:11
was really good we we all listened to it we were like wow this is this is it this is her yeah so I think
15:18
um yo go ahead oh so I was very okay so I read for
15:23

namaya and I forgot his name the little the little lion thing oh Zion
15:29
yeah yes I read for him too and I have this streak going right now where I'm not never the girl I'm I'm like the pig
15:37
or the or I was like oh I'm probably gonna book The the creature so thank you
15:43
for breaking that streak for me I mean I love flying creatures but I'm like I want to be a pretty girl sometimes too
15:48
that would be great no no you seem you just your read was great for nemaya and um and we just we just loved it and and
15:55
then um getting to sit and talk with you it was like yeah this is she's she's got a
16:00
beer to Maya so yeah we're excited to have you yeah we're excited to have you and I think you're you're you're reading
16:06
this week right for episode one [Music]
16:28
right day we don't show up for for reads and no one's there
16:33
so I think it'd be cool to pull up um some of the artwork and then we can just talk through that a little bit
16:39
by the way I love that video that you made oh yeah the one that I sent you the post
16:46
yeah I was trying to think so cool um yeah if you if you guys haven't seen it go to um Christina's
16:53
um Instagram and you'll see uh I did a time lapse drawing of her and namaya
16:59
together um and so I was pretty I was trying to give you some really good content so um
17:05
go through this this is just uh Gabriel looking out over over par Dem
17:12
um but I think if we go to uh some images of nemea here pardon me yeah
17:22
um so yeah so this is this is uh this is Amaya and this is in her
17:28
um uh her formal kyanara uh dress uh
17:35
with her with her sidekick here um there there's a in the story there
17:41
the kyanar and um princesses have this egg that has

17:46
been hatching for 100 years that's passed down uh and so she she gets it right as it's actually starting to
17:53
finally kind of break out and it can walk around and so it's actually this kind of walking egg but what you know at
18:00
some point obviously we'll we'll all get to see what's actually inside of it
18:06
um yeah but uh you know your your character
18:11
she's her her thing is alchemy and she's got these awesome daggers that uh that
18:16
basically she creates she's kind of we kind of described her as sort of a um you know a little bit of uh
18:24
a little bit of like a Tony Stark or a little bit of a MacGyver like she can she can um create stuff she's kind of
18:31
this genius that can like you grab this grab that grab that and and concoct things all together and create and so
18:38
she's got these um daggers that do all kinds of different things she she kind of puts the puts up puts a little
18:45
uh Magic ball inside and it can it can do all kinds of stuff she kind of uses Alchemy
18:51
to do that so um yeah she she goes she does all kinds of fun uh I think you'll have a lot of
18:58
fun with her yeah she looks amazing and she has purple hair which is my specialty she
19:03
has purple hair yeah now do you think I know you do cosplay like what's it what's it gonna take to get you to do a
19:10
cosplay of this at some point down the road oh that'd be so I was thinking I was like hey I can I think I can play
19:15
yeah for sure um so actually I just got a text from
19:22
Johnny I'm gonna see if he if he can join he's like his response was oh shoot
19:28
I think you're probably yeah I think I think yeah you knew it Mountain Time yeah
19:34
yeah wow um so um

19:40
yeah so we're going to be doing your we're going to be doing your lines and um so the other big thing about this
19:45
show is that um you know we're doing a crowdfund to kick it off we we wanted to create an opportunity where fans and you
19:52
know we come from fandom I was a fan uh and I still am a fan of a lot of different um animes and uh properties
20:01
um and so really this is an animated series being made by fans and so it just seemed you know Angel Studios had this
20:08
awesome model of inviting fans and giving them an opportunity to not just
20:14
support a project but to actually become an owner in it um and so you know that's part of this
20:20
model is that we're you know we're inviting and extending out this um this opportunity to people to go and
20:28
express their interest and then you know hopefully soon
20:35
oh ah he's been replaced no we've lost Jason in the middle of it Johnny Johnny
20:43
bumped it Johnny you bumped him you bumped Jason right out I did hi Jason yeah
20:51
oh no no there shouldn't be there shouldn't be a limit but uh you kind of
20:56
overrode him keep explaining the show now Johnny he's somewhere in the he's
21:01
somewhere in The Matrix um um oh my gosh I'm so glad I checked my
21:06
phone I I didn't know it was mountain time either no did I do it that's what I
21:12
said I'm sorry yeah sorry uh yeah
21:17
right when Christina came on oh boy I was like it's the mountain time I know
21:22
it's the mountain time because it got me to yeah we've lost Johnny now too it's just
21:29
us okay hey Jason's back where did you put Johnny Johnny
21:36
bumped you now you bumped Johnny
21:43

it's a fight for this uh it's a fight for this screen
21:48
only the most powerful can win yeah this is so funny uh well I could I guess I
21:55
can continue on where Jason was talking about and that it was about the crowdfund where people can actually have
22:01
ownership into the property and so it's a it's a unique situation yeah it's not like a Kickstarter where you
22:08
you give in and you get necessarily a product or maybe you don't get a product um this is uh you know for funding the
22:14
show but yeah this is funny this is funny and we have enough stuff anyway well we
22:24
had that as I say we had a great record with him today so hopefully when we have your record it goes as well everything
22:30
went off without a hitch so oh I'm excited it's really good yeah I got my
22:35
scripts I got my hopes and my dreams your hopes
22:40
and your dreams well I was gonna say oh there's Johnny Johnny's back if your booth is so moody Johnny
22:46
[Laughter] because I ran in here and I had to turn everything on
22:53
I thought it had time you and Jason keep pushing each other off screen is that what they're doing yes it's scary it's
23:00
pretty great okay awesome yeah I know I was at Starbucks and I saw the mountain time I was like oh no
23:07
supposed to be home right now oh man okay yeah it gets us it gets us
23:14
too I had to ask uh one of our um producers today I was like is is this
23:19
mountain time is this eastern time what what what time is this tonight oh there's Jason hey we're all here all
23:27
right we made it we made it I'll be here at the same time awesome man so now now
23:32
we don't have to worry about people in the comments being like you guys lied you said Johnny would be there

23:39
I'm sure this is somehow my fault man I bet I mess up the time somehow so you know what Jason it was as I said it
23:47
was the mountain time yeah that's that's totally it yeah sorry I I just assume
23:54
that it's uh whatever time I'm at yeah yeah so but you're here
24:01
um so uh yeah so we were just talking about um well I missed some of what you guys were
24:07
talking about but I was talking about I was talking about how the shoot went to or not the shoot the record went today was great yeah
24:16
the hitch and uh yeah Johnny did fantastic today and uh was it just me or
24:23
was somebody else in today no no it's just you today that's me okay saying
24:29
we're looking forward to Christina's hopefully it goes off without a hitch as well oh she's gonna kill it yeah I'm
24:36
sure we have to do group records that'll be fun too I miss those days totally
24:42
it's been a while from it's been a while yeah so I I'd say that yes now it might
24:47
be a decent time to uh if there's any questions uh we could probably do that
24:55
oh here's a good one how do you prepare to voice a new role um we'll toss that to Johnny first
25:03
um well usually you ask a lot of questions um like I back in the day I remember
25:10
asking quite a few questions for Jason of like the age kind of like where he
25:16
wanted the voice to be um and like how young should the character sound
25:22
um and just kind of personality and bits like that and then then kind of throw then I'd throw out a couple ideas and
25:28
then I I I'm pretty sure Jason you're like yeah something like that
25:37
you have a knack of just like I don't know like you're you're one of your your first your first take was like oh geez
25:44
that is that that's exactly what I think Gabriel should sound like well shoot today today you had us all

25:51
laughing and we were like oh my gosh I hope we don't laugh into the microphones because that was so funny when you were
25:57
talking about I don't even know if I want to give it away but oh it was funny about Tove today and then you added in that little
26:04
line about him not being able to hear you oh yeah I remember that that was we were
26:10
all dying laughing we were trying not to mess up the record because we were all laughing yeah usually when you get
26:16
something it's you know it really depends on you know who's running the show uh if if ad-libbing is okay and you
26:24
usually just kind of do as it's written and then you know your second or third try you might you know throw in some
26:30
additional whatever that's just at the top of your head I feel like that's when the character
26:36
kind of comes out too is when you play a little more yeah I remember the first time you sent me uh
26:43
um a wave file and you're like hey here are some efforts and I was like what what is that and I opened it up and it
26:50
was just like you being like Oh I was like what is this you're like no
26:56
that's like you put that in and it'll like make the you know like it's timed to the animation I was like you're
27:02
kidding me I had no idea what it was at first oh really oh yeah yeah so it's probably like back yeah like I probably
27:08
started from zero to whatever you sent me and just filled in all the uh yeah but I didn't know I didn't know what
27:15
efforts were so I just like listen to this I listened to it I was like it was just you making a bunch of noises and I
27:21
was like what are efforts yeah that's just all the little reactions that the character
27:28
would do you know physical things that they kind of go through yeah um hey Christina it's time for me to get

27:34
ready for this uh College uh Christina you know let me throw that
27:42
same question to you what do you what do you usually you know do to prepare for a new role
27:48
I'm very visual ID so I get a lot of like my ideas from how the character
27:53
looks um and you know for the auditions I just I
27:59
do kind of what my gut tells me should be and if I get cast you know usually they're like oh we like what you did so
28:05
I'm like okay cool that's what I'm gonna do then when I'm recording well then two weeks wow yeah we like
28:14
that yeah thanks yeah yeah that's pretty much it
28:20
uh you're good okay
28:26
um okay yeah well so far even though you're still just learning this character and I'm sure we're gonna have
28:32
to have a couple actual get on a call and talk through but what do you like most about the character right now
28:40
um that's a good question well I got to learn a lot about her character Arc and I can't say anything
28:47
but she's very interesting she's a very interesting character she's a very powerful character
28:52
um and I think her design is just beautiful so it's very exciting yeah there's a lot of Sumerian princess
28:59
influence um you know because we've created this fantasy world but you know um you know we've said this before but
29:05
you know kind of like Lord of the Rings is inspired by northern European mythology
29:12
um you know the world of The Lord of the Rings you know you've got Celtic and Norse mythologies that all make up the
29:17
sort of backbone and the DNA of Lord of the Rings same thing with Chronicles of Narnia it's a lot of Arthurian Legend a
29:24

lot of um Roman and Greek mythology that inspires that world
29:30
our story is similar in that you know we have this fantasy world called ARA but
29:36
it's inspired by ancient Hebrew uh mythologies and text and culture and
29:43
then the other cultures that were around that same time so you got the Sumerian and the acadians and the Babylonians and
29:49
so we created this fantasy world that's inspired by all of that culture and myth and lore and so nemea you know her and
29:58
her people they're very Sumerian so they're very inspired you know they're sort of a fantasy interpretation of the
30:04
Sumerian culture and so her whole design is actually you know me looking at uh Sumerian Royal Garb uh Sumerian
30:12
um Tiaras and crowns and uh all of that so you know you can get you you could
30:19
do listen to a podcast about ancient assumer and you might get a little more uh a little more details on on who the
30:26
mayor is the question
30:32
yeah uh Jesse Gilbert says who inspired you
30:41
to want to voice act um I'll put that to Christina first who
30:47
or what inspired you to get into voice acting it's a mystery
30:52
but when I was okay okay I was a weird kid I'm still weird but when I was seven
30:58
I um I had did this thing and I would memorize entire movies
31:04
because I wanted to be the voices so I I still know the entire script of The Lion King and I would just play it paused and
31:11
I still know it and I do all the voices and then when I found out that voice acting was a thing which I discovered
31:16
through Sailor Moon I just had like a little click in the brain moment when I was like 12. I was like I'm gonna do
31:22

voice acting and then two years later I got my first audition it's a mystery
31:29
I was gonna say it's funny you should bring up that movie it sounds familiar yeah yeah Mr uh hi Mr Moore here uh
31:38
worked on Lion King it did yeah
31:43
I worked out on that when I was like and how old was I had been like 21 or 22
31:48
or something wow yeah yeah it was a little kid I was a little kid we we
31:55
worked on that movie in uh Burbank in uh off of 1420 Flower Street if you're
32:00
familiar with the Burbank area and uh and we literally me and uh the person I
32:07
was attached to they were she was my mentor we were actually in a closet we
32:12
were so jammed in this building it was it was kind of funny but it was good it was a great film it's so cool yeah Al
32:20
worked at um at Disney for what the 14 years um yeah 14 years
32:25
some of the I mean all of my favorite Disney movies I mean you know yeah go
32:31
through the list now you worked on Lion King what Christina's asking work on Lion
32:36
King 2 my favorite movie of all time no oh no that was like that was done that
32:44
was done out of Australia actually that was done Australia I think it was done by the television division yeah
32:50
Christina that's a hot take I think your favorite really your favorite one thing too yeah you're like hurting me you're
32:57
hurting me bad right now uh we're hoping uh while we hold uh Johnny what about
33:02
you that hurt my heart that hurt my heart I was like I know I worked on Lion King
33:10
not Lion King you that hurt my heart
33:17
I'm like oh I'll show you one of my prized possessions no you're part of this too because you helped you helped bring it
33:24
to life this is my prized possession it is an autographed print

33:31
it's amazing man you have that on you have that you were you knew right where to go to get
33:37
it you were just like it's the only autograph thing I have and it's framed in my bathroom for all to see
33:45
I was gonna say a little a little piece of me died inside a minute ago
33:50
you're part of the Lion King Universe kova would not exist without you yeah
33:59
um Johnny let's say to you what inspired you to start voice acting it's not as cool as Christina's story
34:06
though um I needed a job
34:13
I uh yeah I was I mean I was working the the stunt guys from Power Rangers the
34:19
Japanese stunt team wanted to shoot something um and so I shot a movie with them and
34:25
this was like a few years after I was on Power Rangers so yeah I was just kind of doing I was like yeah sure I'd love to
34:31
do it um but the problem was the audio didn't sync with the picture and so I had to go dub myself over this this action film it
34:39
was like a live action film and and so as I was dubbing myself the producer walked in and heard my voice and said he
34:46
thought I had a hero voice and then asked me if I wanted to come audition for some animation stuff which again I
34:52
was like I don't have a job so yes and uh I went and did that and
34:58
I fell into it um which was super cool because it was hard for me to get a job on camera after
35:05
Power Rangers um I I didn't look Asian enough you know or I wasn't Caucasian enough for the
35:10
roles that were available and so being able to do voice over it didn't matter what I look like as long as I could just
35:16
you know provide the right personality for a character yeah but I wish yeah
35:23
it was my first try again try again was my first voiceover
35:28

that's unbelievable
35:35
favorite anime um and Vash the Stampede I mean I I was a huge fan of that before I even knew
35:42
that you were that that Adam the Black Power Ranger was Johnny by or what was
35:49
Vash I didn't know that but I was just I loved Vash and and particularly because
35:54
of The Voice work I just thought that what you brought to Vash was such a
35:59
sincere um just such a sincerity in that
36:04
character just I mean a funny and Goofy and and and then at times when he needed
36:10
to be like like intense but always sincere and uh it was I mean it was one
36:16
of the things when when we started doing Gabriel and I started we started moving along and I was like I need a voice for
36:23
this I mean you were the the only person I thought of actually and and it has a lot to do with what you did with with
36:28
Vash that's awesome well thanks yeah I mean it's super fun for me
36:34
and then you're doing it again right you got to do some more Vash recently yeah is there a cat so yes
36:48
um you were you were Canada as well kind of yeah yeah in Akira yeah okay
36:54
okay how do you pronounce it I always called it I always say Canada well yeah because there's the uh
37:00
streamlined version I think they said Canada but our pronunciations were were the the Japanese director wanted it to
37:08
sound more like Japanese yeah
37:15
all your shows came back at once
37:23
yeah that's really weird actually the Power Rangers I went back to do a Power Ranger thing yeah it was yeah that
37:30
reunion yeah I'm just like hey just keep bringing the
37:37

old shows back yeah Ichigo came back yeah it's been cool
37:44
um do we uh if you guys want to bring up any other questions that cool um who you got there Christina
37:52
he's a Ukrainian Refugee and he's one of my best friends
37:58
very naked very naked We're Not Gonna that's fine cats can be naked
38:07
uh all right so we got it we got another question here knowing it's biblical themed uh does that make things
38:13
different in preparing for a role not really no yeah
38:21
and that's what we want honestly I was just gonna say you just approach
38:27
it you know how you would anything you know you look at the character who is the character where are you coming from where are you going and then you just
38:33
you know you just be that character in that space with whatever is going on in
38:38
that world yeah yeah which which is you know the way we want it I think as the creators and the
38:44
filmmakers I mean we we find we found so much Beauty in these stories
38:50
um in these just awesome ancient texts but at the end of the day we want to make a really good show with a lot of
38:57
action and a really good story and great characters and um I think that you know whether you're
39:04
making a show about Norse mythology or Bible stories it
39:10
should be the same right like the approach should be the same let's make this as good as it can be and let's tell the best story versions of these stories
39:17
we can yeah it's definitely a story driven series it's it's while it will look
39:23
beautiful and we in our and our goal and our aim is to make it beautiful it's it's first and foremost story driven
39:30
um yeah yeah uh so I'm gonna real quick take another
39:35
opportunity again this is a show that we are first going to the fans first going
39:40

to the crowd and asking you guys to help us make it um we've got other opportunities but we really love uh
39:47
Angel Studios model of creating a platform where we can invite you guys all in to become a part of it and so if
39:55
you go to angel.com Guardians you can express your interest and you can say
40:01
hey I want to be a part of this and then when we go live you'll be able to and you'll get a piece of it like you
40:07
actually and as I said before we're creating we're trying to create opportunities where the fans get to actually have a say literally in it
40:15
where we create opportunities where you guys get to get on a zoom call with all of us and we talk through ideas and and
40:21
thoughts and and we want to create some places where you can lend even your voice how cool would it be to be able to
40:28
have your voice on an episode right next to Christina arjani um we're trying to create a show that
40:34
allows for that opportunity for the fans to do that um so yeah angel.com Guardians express
40:40
your interest and help us make this show um any other questions here we go
40:46
Hawkeye wolf 17 says are there any open auditions for Side characters or voice
40:53
actors yeah so um I don't want to I would say I would say we never we never get this question never
40:59
you know what's funny is this is the as we've been looking through we've got hundreds and hundreds of messages on the
41:07
socials uh in the DMS and they're almost all I want to become a voice actor are
41:13
you guys looking to you know cast which is why we ended up being like yeah we should let's try to find I mean this is
41:18
what fans want to do so I will ask you guys is that is that a question you guys get like from fans like this how do I
41:26

become a voice actor I want to be a voice actor is that something you guys get often oh yeah yeah
41:32
oh yeah all the time yeah yeah so I think that that's something that we
41:38
um we're actually one of the contests that we're talking about trying to do is create a contest um right off the gate during the
41:44
crowdfund where um where people will be able to we'll we'll put out a little snippet of a scene and
41:51
people will be able to then do their voice do their audition and then just hashtag the thing and then whoever gets
41:58
the best whoever gets the most likes they'll get a shot at uh at the first season so uh so that's coming be looking
42:05
yeah be looking out for that to say literally giving you a voice in the show
42:10
yeah yeah um so we'll take uh yeah here we go another question we'll take a couple
42:16
more questions I love anime I noticed a lot of the characters in the anime I watch get uh getting power from Devils
42:22
or demons beside the story inspiration is there is there more to this it looks
42:29
like that oh okay
42:34
um I would say that like while I you know this is an interesting question because
42:39
I think that you know I'm a Christian um but we're definitely not intending that
42:46
okay um so yeah so I have a voice that talks to me that you
42:53
guys can't hear and I always forget what's happening I'm insane it's because I am hearing
42:59
voices but they are real to me uh basically the question was um uh besides the story inspiration is
43:07
there anything else that makes this particularly Christian um and so the question you know so
43:13
that's why I was saying you know I'm a Christian um I think that what we want to do is make a great show and while we're
43:18

inspired by the things that that we hold dear in our faith uh these beautiful
43:24
like I said before these beautiful stories right these these ancient you know things that speak to something
43:30
um very common uh and very uh you know sort of the the the Fertile Crescent of
43:37
mankind uh is where a lot of these stories come from um and and and we want to take those
43:43
stories and and go how do we how do we articulate this in this sort of myths
43:49
genre you know making the myth genre and then incorporating some of these really cool ancient wisdoms and truths of these
43:58
beautiful scriptures um and so I would say that that's particularly what makes it um makes it a
44:05
uh Faith driven uh Faith inspired I guess is probably the
44:11
best way to say it but we're certainly not trying to make this something that like you only you have to be a Christian to get it or you have to be a Christian
44:17
to even be in it or act in it we just want to make a great show that that that
44:22
that that takes those stories that we think have been generally
44:28
um not not done in a way that is um I don't know what would you say Al like
44:34
you know I grew up on media that basically kind of hit you over the head with preaching like pretending to be
44:41
pretended to be cool but really it was just preaching that's not something that we want to do
44:47
um yeah I think you said it best at one time you said you know this is going to be marinated in those truths and I think
44:54
that's the way that I would describe it I wouldn't necessarily describe it as we're going to be you know definitely
45:00
you know preaching a message or or or you know doing anything like that
45:06
although there is going to be the underpinnings and the under structure of
45:12
the story is based in Hebrew texts so there is going to be a Biblical
45:17

underpinning and under uh uh scaffolding if you will for the story but I don't
45:23
think that that's going to be the predominant the thing I think it's it's going to be great Stories character development I
45:29
mean uh David's not here one of our one of our other um Partners Executives whatever he he's
45:36
head of story and um he would tell you like we said earlier you know story is keying a good story is what's going to
45:43
drive this thing and uh and it's going to be entertaining and it's going to be you know again built upon that
45:50
scaffolding but it's not necessarily going to be oh I can go into Genesis and read bing bing bing bing bing or I can
45:56
you know it's inspired by the events that happen there but this is definitely not a one-to-one retelling again as
46:04
Jason said earlier you know when you look at Chronicles of Narnia or you look at Lord of the Rings you don't see it as
46:10
a one-to-one retelling of anything although their structure and their and their um scaffolding is based in that
46:19
yeah yeah I think that we want to honor honor Source material right but we're looking to tell a a really cool creative
46:26
story um and so honoring honoring what we're
46:32
inspired by is is going to be important but telling a really a really good
46:40
narrative um that is lifting some of those themes this I think is is really what we're trying to do and create really cool
46:46
characters right and create a story that is going to be action-packed and fun
46:52
um and so I think you know I think that if we pull it off and I think we are we just finished the writer's room and it was I mean I I you guys are going to be
46:59
blown away by by what ends up being in this season it's it's awesome
47:06
um so we have one more question uh and I was going to add to that too you know stories filled with hope you know it's

47:13
gonna have stories yeah um uh so we have one more question um
47:20
what are you both of you what are you most looking forward to in uh being a part of this show
47:32
I did be honest being part of a show is just super scary no being able to work
47:39
on something especially if it's something that is original you know and
47:45
it's happening you're you're there at the beginning of it all so what because
47:50
we do a lot of anime stuff and that's you know it's already done basically and they've animated it and we're providing
47:56
the voice we still have to do the work but it's not quite the same as like the the character originates from what we're
48:02
providing yeah in in it you know and so that's just kind of fun to be able to make it up from from you know scratch or
48:10
from what's written on the page and then kind of taking that and elaborating on it and then becoming that character for
48:16
the for the first time you know yeah yeah there's there's a whole other
48:22
when digital animation that's animated to my voice because like
48:27
Donnie said like even with video games it's not the same as you know uh an animator sitting down and and
48:34
navigating and animating your to your mouth flaps and your mannerisms and what
48:39
you bring to the character like that's so satisfying to me and I can't wait to see it with this animation Style
48:44
yeah that's awesome and I think that that's what we're wanting to do like we really want you guys to feel a lot of
48:50
ownership in partnering with us to craft these characters that that you guys are
48:56
literally going to be creating them the first time you you know Johnny today like you you and
49:03
you've had some work in this but literally laying the foundation and and every time we get together

49:09
Gabriel is coming to Life For the First Time same thing with name as as you record Christina like we're going to be
49:16
creating her together and and I yeah that's I'm super excited for that yeah
49:21
so it was so cool so cool yeah so okay I think that's all the questions we got um
49:27
so I'm going to just say one last time please support the project and uh there's just going to be a limited
49:33
opportunity to get involved um in in terms of getting getting able getting to
49:38
be able to be a supporter and actually an investor in this so if you want to be notified when that happens angel.com
49:45
Guardians um Johnny and Christina thank you so much for joining us and being a part of this and talking about your
49:51
characters and introduce me Christina no it's okay man you made it
49:58
um Christina Christina got to introduce you yeah that's true yeah a little flip-flops that's so bad I'm such an
50:04
idiot I'm sorry it's all good so good okay thank you guys so much
50:10
um thank you for joining us uh we'll see you guys next time
50:21
thank you [Music]
50:27
I think we're really truly writing something great we get to take the myths
50:34
genre and use that to communicate scriptural truths it's going to be epic there's going to be Angels fighting huge
50:40
dragons he's grounded in truth it's grounded in hope I think this is going to be a really cool show it's gonna just
50:47
be completely out of this world speaking of anime don't exist morning is Jason Moody he is the creator behind the new
50:53
animated series Gabriel and the Guardians what is kind of the basic premise here he's a Celestial Guardian
50:59

yeah he's a Celestial Guardian that um basically a chaos giant invades and steals the Eternal fruit is it a film is
51:05
it a series it's gonna be a series 13 episodes where did this idea come from um during covid you know we could there
51:11
was a lot that we couldn't do I just had a lot of pen up Creative Energy and I started coming up with this concept and
51:16
I was showing my kids was listening to a podcast about Genesis and just got really inspired by it started imagining
51:22
this world showing my kids and then I just felt this thing that was like this needs to be a show and I was like I don't know how to do that but I just the
51:30
doors opened and now we're with Angel
51:40
Never Be Shaken and never fall foreign